Preliminary Term Sheet

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-OA3 Trust

$ [830,892,100]

WaMu Asset Acceptance Corp.
Depositor

**Washington Mutual Mortgage Securities
Corp.**
Seller

Washington Mutual Bank
Servicer

Countrywide Home Loans, Inc.
Servicer

LaSalle Bank National Association
Trustee

March [5], 2007

Closing Date	**March 28, 2007**
Investor Settlement Date	**March 28, 2007**
First Distribution Date	**April 25, 2007**
Cut-Off Date	**March 01, 2007**

Important Notice About Information Presented in this Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OA free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OA free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OA free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS MARCH 1, 2007. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-OA3 Trust
$[830,892,100]
Description of Certificates

	Principal/ Notional Amount (Approx.) [1]	WAL (Yrs) To Call/Mat [2]	Pmt Window (Mths) To Call/Mat [2]	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody's
1A	$ 239,749,000	4.07/4.41	1-127/1-478	Variable [3]	Senior	AAA/Aaa
2A	$ 362,843,000	4.07/4.41	1-127/1-478	Variable [4]	Senior	AAA/Aaa
CA-1B	$ 75,324,000	4.07/4.41	1-127/1-478	Variable [5]	Senior Mezz	AAA/Aaa
CA-1C	$ 75,324,000	4.07/4.41	1-127/1-478	Variable [6]	Senior Mezz	AAA/Aaa
R	$ 100				Senior/Residual	AAA/Aaa
CX-1	$ 81,174,380			Variable [7]	Senior IO/PO	AAA/Aaa
CX-2-PPP	$ 767,546,973			Variable [7]	Senior IO/PO/ Prepayment Penalty	AAA/Aaa
B-1	$ 16,974,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	AA+/Aa1
B-2	$ 16,974,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	AA/Aa1
B-3	$ 6,365,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	AA-/Aa1
B-4	$ 6,365,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	A+/Aa1
B-5	$ 6,365,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	A/Aa2
B-6	$ 4,243,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	A-/Aa3
B-7	$ 4,243,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	BBB+/A1
B-8	$ 2,121,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	BBB/A1
B-9	$ 4,243,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	BBB-/A2
B-10	$ 5,516,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	BB+/Baa1
B-11	$ 4,243,000	7.10/7.88	1-127/1-478	Variable [8]	Subordinate	BB/Baa3
B-12	$ 3,394,000	Privately Offered Certificates			Subordinate	BB-/Ba1
B-13	$ 6,789,000				Subordinate	B/NR
B-14	$ 7,646,252				Subordinate	NR/NR
Total:	$ 848,721,352					

(1) Distributions on the Class 1A and Class R Certificates will be derived primarily from a pool of conforming balance adjustable-rate mortgage loans indexed off of One-Year MTA (as defined herein) (the "**Group 1 Mortgage Loans**," such Mortgage Loans, "**Loan Group 1**"). The Group 1 Mortgage Loans will be divided into the following two subgroups: The Mortgage Loans in Subgroup 1-A (the "**Subgroup 1-A Mortgage Loans**") are Group 1 Mortgage Loans that do not impose prepayment penalties. The Mortgage Loans in Subgroup 1-B (the "**Subgroup 1-B Mortgage Loans**") are Group 1 Mortgage Loans that impose a prepayment penalty for voluntary prepayments in full for a period of [6] to [36] months from the date of origination of such Mortgage Loan.

Distributions on the Class 2A Certificates will be derived primarily from a pool of adjustable-rate mortgage loans indexed off of One-Year MTA, One-Month LIBOR (as defined herein) and COFI (as defined herein) (the "**Group 2 Mortgage Loans**," such Mortgage Loans, "**Loan Group 2**"). The Group 2 Mortgage Loans will be divided into the following two subgroups: The Mortgage Loans in Subgroup 2-A (the "**Subgroup 2-A Mortgage Loans**") are Group 2 Mortgage Loans that do not impose prepayment penalties. The Mortgage Loans in Subgroup 2-B (the "**Subgroup 2-B Mortgage Loans**") are Group 2 Mortgage Loans that impose a prepayment penalty for voluntary prepayments in full for a period of [6] to [60] months from the date of origination of such Mortgage Loan.

Distributions on the Class CX-1 Certificates will be derived primarily from the Subgroup 1-A and Subgroup 2-A Mortgage Loans.

Distributions on the Class CX-2-PPP Certificates will be derived primarily from the Subgroup 1-B and Subgroup 2-B Mortgage Loans.

WaMu Capital Corp.
A Washington Mutual, Inc. Company

Distributions on the Subordinate Certificates (as defined herein) will be derived primarily from the Group 1 and Group 2 Mortgage Loans.

Some Mortgage Loans are serviced by WMB (the "**WMB Loans**") and some Mortgage Loans are serviced by Countrywide (the "**Countrywide Loans**").

(2) WAL and Payment Windows for the Class 1A, Class 2A, Class CA-1B, Class CA-1C and Senior Subordinate Certificates (as defined herein) are shown to the Optional Call Date (as defined herein) and to Maturity.

(3) On each Distribution Date (as defined herein), the certificate interest rate for the Class 1A Certificates will be equal to the lesser of (i) One-Year MTA plus [___]% and (ii) the Net WAC Cap (as defined herein) for Loan Group 1. In addition, if on the initial Distribution Date the certificate interest rate for the Class 1A Certificates is equal to the Net WAC Cap for Loan Group 1, the Class 1A Certificates may be entitled to receive, as interest, Carryover Shortfall Amounts (as defined herein) from amounts, if any, otherwise payable to the Class CX-1 and Class CX-2-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(4) On each Distribution Date, the certificate interest rate for the Class 2A Certificates will be equal to the lesser of (i) One-Year MTA plus [___]% and (ii) the Net WAC Cap for Loan Group 2. In addition, if on the initial Distribution Date the certificate interest rate for the Class 2A Certificates is equal to the Net WAC Cap for Loan Group 2, the Class 2A Certificates may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-1 and Class CX-2-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(5) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the mortgage loans, the Class CA-1B Certificates will be deemed to be comprised of two components (the "**Class CA-1B Group 1 Component**" and the "**Class CA-1B Group 2 Component**", each, a "**Class CA-1B Component**"). Each Class CA-1B Component will have a component principal balance representing a portion of the Class CA-1B principal balance. Interest will be payable with respect to each Class CA-1B Component. The initial principal balance of the Class CA-1B Group 1 Component and Class CA-1B Group 2 Component will be approximately $[29,969,000] and $[45,355,000], respectively.

On each Distribution Date, the certificate interest rate for the Class CA-1B Group 1 Component will be equal to the least of (i) London Interbank Offered Rate for one month US $ deposits ("LIBOR") plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap (as defined herein) for Loan Group 1 and (iii) the Maximum Loan Group 1 Rate (as defined herein). In addition, if on any Distribution Date the certificate interest rate for the Class CA-1B Group 1 Component is equal to the Adjusted Net WAC Cap for Loan Group 1, the Class CA-1B Group 1 Component may be entitled to receive, as interest, Carryover Shortfall Amounts (as defined herein) from amounts, if any, otherwise payable to the Class CX-1 and Class CX-2-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

On each Distribution Date, the certificate interest rate for the Class CA-1B Group 2 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 2 and (iii) the Maximum Loan Group 2 Rate (as defined herein). In addition, if on any Distribution Date the certificate interest rate for the Class CA-1B Group 2 Component is equal to the Adjusted Net WAC Cap for Loan Group 2, the Class CA-1B Group 2 Component may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-1 and Class CX-2-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(6) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the mortgage loans, the Class CA-1C Certificates will be deemed to be comprised of two components (the "**Class CA-1C Group 1 Component**" and the "**Class CA-1C Group 2 Component**", each, a "**Class CA-1C Component**"). Each Class CA-1C Component will have a component principal balance representing a portion of the Class CA-1C principal balance. Interest will be payable with respect to each Class CA-1C Component. The initial principal balance of the Class CA-1C Group 1 Component and Class CA-1C Group 2 Component will be approximately $[29,969,000] and $[45,355,000], respectively.

On each Distribution Date, the certificate interest rate on the Class CA-1C Group 1 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 1 and (iii) the Maximum Loan Group 1 Rate. In addition, if on any Distribution Date the certificate interest rate for the Class CA-1C Group 1 Component is equal to the Adjusted Net WAC Cap for Loan Group 1, the Class CA-1C Group 1 Component may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-1 and Class CX-2-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

On each Distribution Date, the certificate interest rate on the Class CA-1C Group 2 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 2 and (iii) the Maximum Loan Group 2 Rate. In addition, if on any Distribution Date the certificate interest rate for the Class CA-1C Group 2 Component is equal to the Adjusted Net WAC Cap for Loan Group 2, the Class CA-1C Group 2 Component may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-1 and Class CX-2-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates

Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(7) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the Mortgage Loans (i) the Class CX-1 Certificates will be deemed to be comprised of two interest-only components (the "**Class CX-1 Subgroup 1-A IO Component**" and the "**Class CX-1 Subgroup 2-A IO Component**" each, a "**Class X IO Component**") and two principal-only components (the "**Class CX-1 Subgroup 1-A PO Component**" and the "**Class CX-1 Subgroup 2-A PO Component**" each, a "**Class X PO Component**")) and (ii) the Class CX-2-PPP Certificates will be deemed to be comprised of two interest-only components (the "**Class CX-2-PPP Subgroup 1-B IO Component**" and the "**Class CX-2-PPP Subgroup 2-B IO Component**" each, a "**Class X IO Component**") and two principal-only components (the "**Class CX-2-PPP Subgroup 1-B PO Component**" and the "**Class CX-2-PPP Subgroup 2-B PO Component,**" each, a "**Class X PO Component**")). Interest, if any, will be payable with respect to each Class X IO Component. The Class X IO Components will not have a principal balance and principal will not be payable with respect to the Class X IO Components. Each Class X PO Component will have a principal balance which initially will equal zero. Interest will not accrue on any Class X PO Component. In the event that interest otherwise payable with respect to a Class X IO Component is reduced as a result of the allocation of net negative amortization (as described herein), the amount of such reduction will be added as principal to the related Class X PO Component balance.

The amount of interest available for distribution to the Class CX-1 Certificates on any Distribution Date (before giving effect to the allocation of any shortfall in interest collections and payment of Carryover Shortfall Amounts) will equal, subject to the limitations described in this footnote (7), the sum of:

(1) interest associated with the Class CX-1 Subgroup 1-A IO Component, which is the excess, if any, of

(x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for Subgroup 1-A and the denominator of which is 12, and (ii) the Subgroup 1-A Balance (as defined herein) over

(y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate (as defined herein) for Loan Group 1 and the denominator of which is 12, and (ii) the Subgroup 1-A Balance reduced by the principal balance of the Class CX-1 Subgroup 1-A PO Component; and

(2) interest associated with the Class CX-1 Subgroup 2-A IO Component, which is the excess, if any, of

(x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for Subgroup 2-A and the denominator of which is 12, and (ii) the Subgroup 2-A Balance (as defined herein) over

(y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 2 and the denominator of which is 12, and (ii) the Subgroup 2-A Balance reduced by the principal balance of the Class CX-1 Subgroup 2-A PO Component;

provided, however, that if Loan Group 1 or Loan Group 2 is an Overcollateralized Group (as defined in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OA free writing prospectus), the amount of interest available for distribution to the Class CX-1 Certificates may be greater or less than it otherwise would be, as described in the pooling agreement.

The amount of interest available for distribution to the Class CX-2-PPP Certificates on any Distribution Date (before giving effect to the allocation of any shortfall in interest collections and payment of Carryover Shortfall Amounts) will equal, subject to the limitations described in this footnote (7), the sum of:

(1) interest associated with the Class CX-2-PPP Subgroup 1-B IO Component, which is the excess, if any, of

(x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for Subgroup 1-B and the denominator of which is 12, and (ii) the Subgroup 1-B Balance (as defined herein) over

(y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 1 and the denominator of which is 12, and (ii) the Subgroup 1-B Balance reduced by the principal balance of the Class CX-2-PPP Subgroup 1-B PO Component; and

(2) interest associated with the Class CX-2-PPP Subgroup 2-B IO Component, which is the excess, if any, of

(x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for Subgroup 2-B and the denominator of which is 12, and (ii) the Subgroup 2-B Balance (as defined herein) over

(y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 2 and the denominator of which is 12, and (ii) the Subgroup 2-B Balance reduced by the principal balance of the Class CX-2-PPP Subgroup 2-B PO Component;

provided, however, that if Loan Group 1 or Loan Group 2 is an Overcollateralized Group (as defined in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OA free writing prospectus), the amount of interest available for distribution to the Class CX-2-PPP Certificates may be greater or less than it otherwise would be, as described in the pooling agreement.

Notwithstanding the foregoing, interest otherwise available for distribution to the Class CX-1 and Class CX-2-PPP Certificates on any Distribution Date may instead be distributed as Carryover Shortfall Amounts. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet.

Notwithstanding the foregoing, if the aggregate amount of interest available for distribution to the Class CX-1 and CX-2-PPP Certificates on any Distribution Date, calculated as described above, is greater than the Aggregate Maximum Class CX Interest Amount (as defined herein), then the aggregate amount of interest available for distribution to the Class CX-1 and Class CX-2-PPP Certificates will be capped at the Aggregate Maximum Class CX Interest Amount, and

the amount of interest accrued on each of the Class CX-1 Subgroup 1-A IO Component, Class CX-1 Subgroup 2-A IO Component, Class CX-2-PPP Subgroup 1-B IO Component and Class CX-2-PPP Subgroup 2-B IO Component, if such amount is positive, will equal its pro rata portion of the related Loan Group 1 Maximum Class CX Interest Amount or related Loan Group 2 Maximum Class CX Interest Amount, as applicable (pro rata according to such amount, calculated as described above without giving effect to this sentence).

Additionally, the Class CX-2-PPP Certificates will be entitled to receive all prepayment penalty payments, with respect to voluntary full prepayments, remitted to the Trust for each Group 1 and Group 2 Mortgage Loan. See "**The Class PPP Certificates**" herein and the "**Prepay Term (Months)**" table herein for information regarding the number of loans, and the related percentage of the mortgage pool, that contain prepayment penalties, broken out for each of the various prepayment penalty terms.

(8) For each Distribution Date, the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10 and Class B-11 Certificates will be equal to the least of (i) LIBOR plus the related margin (in each case, the margin will be multiplied by 1.5 after the first possible Optional Call Date), (ii) the Class B Adjusted Net WAC Cap (as defined herein) and (iii) the Maximum Class B Rate (as defined herein). In addition, if on any Distribution Date the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10 or Class B-11 Certificates is equal to the Class B Adjusted Net WAC Cap, such certificates may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-1 and Class CX-2-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet.

Transaction Summary

Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Issuing Entity:	Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-OA3 Trust (the "**Trust**")
Servicers:	Washington Mutual Bank ("**WMB**") and Countrywide Home Loans, Inc. ("**Countrywide**").
Sole Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank National Association.
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein.
Cut-off Date:	March 1, 2007.
Expected Pricing Date:	On or about March [7], 2007.
Closing Date:	On or about March [28], 2007.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in April 2007.
Servicing Fee for Subgroup 1-A Mortgage Loans that are WMB Loans:	For Subgroup 1-A Mortgage Loans that are WMB Loans, the greater of (i) 0.375% per annum of the principal balance of each such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [0.90]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Subgroup 1-B Mortgage Loans that are WMB Loans With Prepayment Penalty Terms Up to 35 Months:	For Subgroup 1-B Mortgage Loans that are WMB Loans and have prepayment penalty terms between 1 and 35 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [0.90]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Subgroup 1-B Mortgage Loans that are WMB Loans With Prepayment Penalty Terms Greater Than 35 Months:	For Subgroup 1-B Mortgage Loans that are WMB Loans and have prepayment penalty terms greater than 35 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.60]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Subgroup 2-A Mortgage Loans that are WMB Loans With initial Fixed Rate period Of 1 Month:	The servicing fee for each Subgroup 2-A Mortgage Loan that is a WMB Loan and has an initial fixed rate period of 1 month will be calculated as a per annum percentage for each such mortgage loan. The servicing fee for each WM such mortgage loan will be the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [0.90]% per annum of the principal balance of such mortgage loan.

Servicing Fee for Subgroup 2-A Mortgage Loans that are WMB Loans With initial Fixed Rate period Greater Than 1 Month:	The servicing fee for each Subgroup 2-A Mortgage Loan that is a WMB Loan and has an initial fixed rate period greater 1 month will be 0.375%.
Servicing Fee for Subgroup 2-B Mortgage Loans that are WMB Loans With Prepayment Penalty Terms Up to 35 Months:	For Subgroup 2-B Mortgage Loans that are WMB Loans and have prepayment penalty terms between 1 and 35 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [0.90]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Subgroup 2-B Mortgage Loans that are WMB Loans With Prepayment Penalty Terms Greater Than 35 Months:	For Subgroup 2-B Mortgage Loans that are WMB Loans and have prepayment penalty terms greater than 35 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.60]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Mortgage Loans Serviced By Countrywide:	For Countrywide Loans 0.375% per annum of the principal balance of such mortgage loan, plus, in the case of certain mortgage loans with lender paid primary mortgage insurance, the amount of the applicable insurance premium. See *"Mortgage Loans Serviced By Countrywide"* in this Preliminary Term Sheet for information regarding Countrywide's obligations as servicer with respect to the Mortgage Loans serviced by Countrywide.
Certificates:	The "**Senior Certificates**" will consist of the Class 1A, Class 2A, Class CA-1B and Class CA-1C Certificates (collectively, the **"Class A Certificates")**, the Class CX-1 and Class CX-2-PPP Certificates (collectively, the **"Class X Certificates"**) and Class R Certificates. The "**Senior Subordinate Certificates**" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10 and Class B-11 Certificates. The "**Junior Subordinate Certificates**" will consist of the Class B-12, Class B-13 and Class B-14 Certificates. The Senior Subordinate Certificates and Junior Subordinate Certificates are collectively known as the "**Subordinate Certificates**". The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The Senior Certificates and Senior Subordinate Certificates are being offered herein and are referred to herein as the "**Offered Certificates**".
Registration:	Each class of Offered Certificates (other than Class R) will initially be represented by a single certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York.
Federal Tax Treatment:	It is anticipated that the Offered Certificates (other than the Class R Certificate and the portion of the Class CX-2-PPP Certificates that represents the right to receive certain prepayment penalties) will be treated as REMIC regular interests for federal tax income purposes, coupled in certain cases with a right to receive additional payments pursuant to a notional principal contract and with respect to the Class CX-1 and Class CX-2-PPP Certificates, with an

obligation to make payments pursuant to a notional principal contract. The portion of the Class CX-2-PPP Certificates that represents a right to receive certain prepayment penalties will be treated as stripped interests in the related Mortgage Loans for federal income tax purposes, and will not represent an interest in any REMIC. The Class R Certificate will be treated as a REMIC residual interest for tax purposes. The portion of the Class CX-2-PPP Certificates that represents a right to receive certain prepayment penalties will not represent an interest in any REMIC.

SMMEA Treatment: The Class A, Class X, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). The Class B-8, Class B-9, Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates are **not** expected to constitute "mortgage related securities" for purposes of SMMEA.

ERISA Eligibility: The Offered Certificates (other than the Class R and Class CX-2-PPP) are expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R and Class CX-2-PPP Certificates are not expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts. See "ERISA Considerations" in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OA free writing prospectus for additional information.

Optional Termination: When the aggregate principal balance of the Group 1 and Group 2 Mortgage Loans has been reduced to less than 10% of that balance as of March 1, 2007, WMB, as servicer, may purchase all of the Group 1 and Group 2 Mortgage Loans (the "**Optional Call Date**"), which will cause the retirement of the certificates.

Accrued Interest: The price to be paid by investors for the Class CA-1B, Class CA-1C and Subordinate Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class 1A, Class 2A and Class X Certificates will include [27] days of accrued interest.

Interest Accrual Period: The interest accrual period for the Class CA-1B, Class CA-1C and Subordinate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on an actual/360 basis). The interest accrual period for the Class 1A, Class 2A and Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis).

Pricing Prepayment
Speed: The Offered Certificates will be priced to a prepayment speed of 20% CPR.

Compensating Interest: Compensating interest paid by WMB with respect to the Mortgage Loans in each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans in that loan group, any reinvestment income realized by WMB relating to payoffs on such Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of such Mortgage Loans in that loan group.

See "Mortgage Loans Serviced By Countrywide" in this Preliminary Term Sheet for information regarding Countrywide's obligations as servicer with respect to the Countrywide Loans.

Mortgage Loans: As of March 1, 2007, the aggregate principal balance of the Mortgage Loans is approximately $[848,721,352]. As of March 1, 2007, the aggregate principal balance of the Subgroup 1-A Mortgage Loans, Subgroup 1-B Mortgage Loans, Subgroup 2-A Mortgage Loan and Subgroup 2-B Mortgage Loans is approximately $[18,213,187], $[319,462,431], $[62,961,193] and $[448,084,541], respectively. The Group 1 and Group 2 Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 or 40 years. As of March 1, 2007, WMB and Countrywide service approximately: [97.64]% and [2.36]% respectively, of the Group 1 Mortgage Loans, [97.15]% and [2.85]%, respectively, of the Group 2 Mortgage Loans, [97.96]% and [2.04]%, respectively, of the Subgroup 1-A Mortgage Loans, [100]% and [0]%, respectively, of the Subgroup 1-B Mortgage Loans, [96.99]% and [3.01]%, respectively, of the Subgroup 2-A Mortgage Loans and [100]% and [0]%,respectively, of the Subgroup 2-B Mortgage Loans, and [97.68]% and [2.32]% respectively. The Group 1 Mortgage Loans are $[337,675,618] balance mortgage loans. The Group 2 Mortgage Loans are $[511,045,734] balance mortgage loans. As of March 1, 2007, the aggregate principal balance of the Group 1 Mortgage Loans that impose a prepayment penalty for voluntary prepayments in full is approximately $[319,462,431]. As of March 1, 2007, the aggregate principal balance of the Group 2 Mortgage Loans that impose a prepayment penalty for voluntary prepayments in full is approximately $[448,084,541].   All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of [1, 2 or 3] months) based upon an Index rate of the 12-month moving average of the monthly yield on United States Treasury Security adjusted to a constant maturity of one year (the "**One-Year MTA**"), the average of interbank offered rates for one-month U.S. dollar-denominated deposits in the London market, as published in The Wall Street Journal and most recently available as of fifteen days before the applicable interest rate adjustment date (**"One-Month LIBOR"**) or based upon an Index rate of the monthly weighted average cost of funds for Eleventh District savings institutions as announced by the Federal Home Loan Bank of San Francisco ("**COFI**"). After the initial fixed interest rate period, the interest rate for most Mortgage Loans will adjust monthly to equal the sum of the related Index and the gross margin. As of the Cut-off Date, approximately [2.92]% of the Mortgage Loans were still in their fixed rate period. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate.

Generally, for the Mortgage Loans, the Minimum Monthly Payment is set at origination and is adjusted on the first anniversary of the first due date and annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the "**Minimum Monthly Payment**"). As of the date of this preliminary term sheet, the preliminary characteristics of the mortgage pool do not include any Mortgage Loans that have a Minimum Monthly Payment which will initially adjust 2 or 5 years after the related first Due Date, and after this initial 2 or 5 year period, as applicable, will adjust annually thereafter, but such mortgage loans may be included in the final mortgage pool, the characteristics of which will be reflected in the prospectus supplement that will be prepared for this transaction. This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, and on the final payment adjustment date, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage – (either 110% or 115%) of the original principal balance due to negative amortization (the "**Negative Amortization Limit**"), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "**Negative Amortization**"). The amount of the Negative Amortization is added to the unpaid principal balance of the Mortgage Loan.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[848,721,352], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Originator Concentrations	Approx %
MORTGAGE IT	[37.85]%
TOTAL	[37.85]%

See "**Originator Disclosure**" section.

Class CX-2-PPP Certificates:

With respect to each WMB Loan, (a) all prepayment penalty payments on such Mortgage Loans remitted to the Trust with respect to voluntary full prepayments that have prepayment penalties and (b) any amounts paid by WMB, as servicer, pursuant to the pooling agreement if WMB, as servicer, waives a penalty on a voluntary full prepayment of a WMB Loan other than in accordance with the standards set forth in the pooling agreement, or paid by Washington Mutual Mortgage Securities Corp. pursuant to the mortgage loan sale agreement if it breaches certain representations and warranties with respect to a WMB Loan that requires payment of a penalty on voluntary full prepayment (each an "**Assigned Prepayment Penalty**") will be distributed to the holders of the Class CX-2-PPP Certificates in the following manner: on each Distribution Date the Class CX-2-PPP Certificates will be entitled to receive all such prepayment penalty payments remitted to the Trust during the period from the 15th day of the immediately preceding calendar month (or, in the case of the first Distribution Date, from the Cut-Off Date) through the 14th day of the current calendar for each WMB Loan in Subgroup 1-B and Subgroup 2-B that imposes a penalty on voluntary full prepayment of such Mortgage Loan.

The holders of the Class CX-2-PPP Certificates will not receive any prepayment penalty payment with respect to voluntary partial prepayments; each such payment will be retained by the WMB, as servicer, as additional servicing compensation. No prepayment penalty payments will be available for distribution to holders of the other classes of certificates. **No prepayment penalty payments on any Countrywide Loan will be remitted to the Trust. All such payments on Countrywide Loans will be retained by Countrywide and will not be payable to any class of certificates**.

Some of the WMB Loans that impose penalties for voluntary full prepayments contain an exception for prepayments made in connection with a bona fide and arm's length sale of the mortgaged property underlying the mortgage loan during a certain period following origination, or after a certain period following origination, as specified in the mortgage note or contain various other exceptions specified in the mortgage note, and therefore penalties are not imposed on such prepayments and are not available for distribution to the Class CX-2-PPP Certificates. In addition, prepayment penalties on WMB Loans may be waived by the servicer and, if waived in accordance with the terms of the pooling agreement, the amount of the waived penalty will not be available for distribution to the holders of the Class CX-2-PPP Certificates. Circumstances under which the servicer may waive a prepayment penalty include, among other circumstances set forth in the pooling agreement, (i) in some cases, for Mortgage Loans originated by WMB or an affiliate thereof, where the mortgagor sells the mortgaged property and obtains a new mortgage loan originated and serviced by WMB to purchase another property, provided that the prepayment is made no earlier than one year after origination, (ii) in some cases, for Mortgage Loans originated by WMB or an affiliate thereof, with prepayment penalty terms greater than 12 months, where the mortgagor refinances the Mortgage Loan with a new mortgage loan originated and serviced by WMB, provided that 90 days or less remain in the prepayment penalty term or (iii) for prepayments of accrued but unpaid interest that has been added to principal as a result of negative amortization. **Moreover, regardless of the terms of the mortgage note, the WMB, as servicer, will not collect prepayment penalties after the third anniversary of the origination of any WMB Loan**. WMB, as servicer, will also not collect prepayment penalties due to involuntary prepayments such as foreclosures.

Investors should conduct their own analysis of the effect, if any, that the payment of the Assigned Prepayment Penalties on the Class CX-2-PPP Certificates, or decisions by WMB, as servicer, with respect to waiver thereof, may have on the performance of such certificates. General economic conditions and homeowner mobility will also affect the prepayment rate.

In addition, under circumstances described in the pooling agreement, the depositor or Washington Mutual Mortgage Securities Corp. may be required to repurchase Mortgage Loans from the Trust (or substitute new mortgage loans for those Mortgage Loans). The holders of the Class CX-2-PPP Certificates will not be entitled to any prepayment penalty paid, after the date of repurchase or substitution, on a Mortgage Loan that was repurchased from the Trust or substituted for.

See the "Prepay Term (Months)" table in this preliminary term sheet for information regarding the number of loans, and the related percentage of the mortgage pool, that contain prepayment penalties, broken out for each of the various prepayment penalty terms. Generally, the WMB Loans with prepayment penalties provide for the payment of a penalty in connection with certain voluntary, full or partial prepayments made within a period of time specified in the related mortgage note and generally ranging from [6] to [60] months from the date of origination of such Mortgage Loan. The amount of the applicable prepayment penalty, to the extent permitted by applicable law, is as provided in the related mortgage note.

Credit Enhancement:	Senior/subordinate, shifting interest structure. Credit enhancement for the Class 1A, Class 2A, Class CA-1B and Class CA-1C Certificates will consist of the subordination of the Subordinate Certificates, initially [11.25]% total subordination (subject to the variance stated in the collateral profile).
Shifting Interest:	For each Distribution Date before April 2017, the Subordinate Certificates will be locked out from receipt of prepayments in full on a Mortgage Loan (each, a "**Payoff**") and partial prepayments on a Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (each, a "**Curtailment**") (net of Negative Amortization) (unless the Class Principal Balances of the Class 1A, Class 2A, Class CA-1B and Class CA-1C Certificates and the Class X PO Components of the Class CX-1 and Class CX-2-PPP Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OA free writing prospectus), the Subordinate Certificates will receive their increasing portions of unscheduled principal payments (net of Negative Amortization).

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
April 2007 – March 2017	0% Pro Rata Share
April 2017 – March 2018	30% Pro Rata Share
April 2018 – March 2019	40% Pro Rata Share
April 2019 – March 2020	60% Pro Rata Share
April 2020 – March 2021	80% Pro Rata Share
April 2021 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OA free writing prospectus), (i) on or prior to the Distribution Date in March 2010, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%, the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Negative Amortization) on the Mortgage Loans or (ii) after the Distribution Date in March 2010, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates as of the Closing Date, do not exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments on the Mortgage Loans (net of Negative Amortization).

In the event the current aggregate principal balance of the related Class A Certificates and the Class X PO Components related to a loan group, divided by the Stated Principal Balance of the related Mortgage Loans (the "**Senior Percentage**") exceeds the applicable initial Senior Percentage as of the Closing Date, the related Class A Certificates and related Class X PO Components will receive all Payoffs and Curtailments (net of Negative Amortization) for the related Mortgage Loans.

Stated Principal Balance:	The **"Stated Principal Balance"** of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination, and as increased by the amounts of any Negative Amortization with respect to that Mortgage Loan for all prior interest accrual periods.
Class Principal Balance:	The **"Class Principal Balance"** for any Distribution Date and for any class of certificates (other than the Class CA-1B and Class CA-1C Certificates) will equal the aggregate amount of principal to which such class or, in the case of the Class X Certificates, the related principal-only component, is entitled on the Closing Date, reduced by all distributions of principal to that class or component, as applicable, and all allocations of losses required to be borne by that class or component, as applicable, before that Distribution Date and increased by the portion of the aggregate Net Negative Amortization allocated to that class or component, as applicable.
	The **"Class Principal Balance"** for any Distribution Date and the Class CA-1B and Class CA-1C Certificates will equal the sum of the related Component Principal Balances, as applicable.
Component Principal Balance:	The **"Component Principal Balance"** for any Distribution Date and any Class CA-1B and Class CA-1C Component will equal the aggregate amount of principal to which that component is entitled on the Closing Date, reduced by all distributions of principal to that component, and all allocations of losses required to be borne by that component, before that Distribution Date and increased by the portion of the aggregate Net Negative Amortization allocated to that component, as applicable.
Subordinate Component Balance:	The **"Subordinate Component Balance"** for either of Loan Group 1 or Loan Group 2 as of any date of determination will equal the product of (x) the aggregate Class Principal Balance of the Subordinate Certificates and (y) a fraction, the numerator of which is the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group over the aggregate Class Principal Balance or Component Balance of the Class A and Class X Certificates (or components thereof, as applicable) related to such loan group (and, in the case of Loan Group 1, the Class R Certificates) and the denominator of which is the sum of such excess amounts calculated for each loan group.
Net Mortgage Rate:	The "**Net Mortgage Rate**" with respect to each Mortgage Loan is equal to the excess, if any, of the mortgage interest rate over the servicing fee rate.
Net WAC Cap:	The "**Net WAC Cap**" for any Distribution Date and (i) Loan Group 1 is equal to the weighted average of the Net WAC Cap for Subgroup 1-A and Subgroup 1-B, (ii) Loan Group 2 is equal to the weighted average of the Net WAC Cap for Subgroup 2-A and Subgroup 2-B and (iii) Subgroup 1-A, Subgroup 2-A, Subgroup 1-B and Subgroup 2-B is equal to the weighted average of the Net Mortgage Rates of the related Mortgage Loans; in each case, as of the second preceding Due Date (after giving effect to (a) the payments due on the related Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on WMB Loans received on or before the 14th day of the calendar month of that Due Date).
Adjusted Net WAC Cap:	The "**Adjusted Net WAC Cap**" for any loan group or subgroup is equal to the related Net WAC Cap for such loan group or subgroup, adjusted on an actual/360 basis.
Class B Adjusted Net WAC Cap:	The "**Class B Adjusted Net WAC Cap**" is equal to the quotient expressed as a percentage of (a) the sum of (i) the product of (x) the Adjusted Net WAC Cap for Loan Group 1 and (y) the Subordinate Component Balance for Loan Group 1 immediately before that Distribution Date and (ii) the product of (x) the Adjusted Net WAC Cap for Loan Group 2 and (y) the Subordinate Component Balance for Loan Group 2 immediately before that Distribution Date divided by (b) the sum of the Subordinate Component Balances for Loan Group 1 and Loan Group 2 immediately before that Distribution Date.
Maximum	

Class B Rate:	The "**Maximum Class B Rate**" is the Class B Adjusted Net WAC Cap modified as follows: for purposes of calculating the Net WAC Cap, the lifetime maximum mortgage rate for each Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Loan Group 1 Rate:	The "**Maximum Loan Group 1 Rate**" is the Adjusted Net WAC Cap for Loan Group 1 modified as follows: for purposes of calculating the related Net WAC Cap for each related Mortgage Loan, the lifetime maximum mortgage rate for each related Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Loan Group 2 Rate:	The "**Maximum Loan Group 2 Rate**" is the Adjusted Net WAC Cap for Loan Group 2 modified as follows: for purposes of calculating the related Net WAC Cap for each related Mortgage Loan, the lifetime maximum mortgage rate for each related Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Loan Group 1 Balance Loan Group 2 Balance Subgroup 1-A Balance Subgroup 1-B Balance Subgroup 2-A Balance Subgroup 2-B Balance:	The "**Loan Group 1 Balance**", "**Loan Group 2 Balance**", "**Subgroup 1-A Balance**'', "**Subgroup 1-B Balance**", "**Subgroup 2-A Balance**'' and "**Subgroup 2-B Balance**" for any Distribution Date is the aggregate principal balance of the Group 1 Mortgage Loans, Group 2 Mortgage Loans, Subgroup 1-A Mortgage Loans, Subgroup 1-B Mortgage Loans, Subgroup 2-A Mortgage Loans and Subgroup 2-B Mortgage Loans, respectively, as of the second preceding Due Date (after giving effect to (a) the payments due on the related Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on WMB Loans received on or before the 14th day of the calendar month of that Due Date).
Aggregate Class CX Weighted Average Certificate Interest Rate:	The **"Aggregate Class CX Weighted Average Certificate Interest Rate''** for any Distribution Date is the weighted average (weighted according to Class Principal Balance or Component Principal Balance, as applicable) of the annual certificate interest rates on the Class 1A, Class 2A, Class CA-1B, Class CA-1C and Subordinate Certificates (or components thereof, as applicable) (each of which annual certificate interest rates, in the case of the Class CA-1B, Class CA-1C and Subordinate Certificates, will be multiplied by a fraction, the numerator of which is the actual number of days in the related certificate accrual period and the denominator of which is 30).
Aggregate Maximum Class CX Interest Amount:	The "**Aggregate Maximum Class CX Interest Amount**" for any Distribution Date is the excess, if any, of (x) the product of (i) a fraction, the numerator of which is the weighted average of the Net WAC Cap for Loan Group 1 and Loan Group 2 and the denominator of which is 12, and (ii) the aggregate of the Loan Group 1 Balance and the Loan Group 2 Balance over (y) the product of (i) a fraction, the numerator of which is the Aggregate Class CX Weighted Average Certificate Interest Rate and the denominator of which is 12, and (ii) the aggregate of the Loan Group 1 Balance and the Loan Group 2 Balance reduced by the aggregate Class Principal Balance of the Class CX-1 and Class CX-2-PPP Certificates.
Loan Group 1 Maximum Class CX Interest Amount:	The "**Loan Group 1 Maximum Class CX Interest Amount**" for any Distribution Date is the lesser of (a) the excess, if any, of (x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for Loan Group 1 and the denominator of which is 12, and (ii) the Loan Group 1 Balance over (y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 1 and the denominator of which is 12, and (ii) the Loan Group 1 Balance reduced by the aggregate Component Principal Balance of the Class CX-1 Subgroup 1-A PO Component and the Class CX-2-PPP Subgroup 1-B PO Component, and (b) the Aggregate Maximum Class CX Interest Amount.
Loan Group 2 Maximum Class CX Interest Amount:	The "**Loan Group 2 Maximum Class CX Interest Amount**" for any Distribution Date is the lesser of (a) the excess, if any, of (x) the product of (i) a fraction, the numerator of which is the

Net WAC Cap for Loan Group 2 and the denominator of which is 12, and (ii) the Loan Group 2 Balance over (y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 2 and the denominator of which is 12, and (ii) the Loan Group 2 Balance reduced by the aggregate Component Principal Balance of the Class CX-1 Subgroup 2-A PO Component and Class CX-2-PPP Subgroup 2-B PO Component, and (b) the Aggregate Maximum Class CX Interest Amount.

Weighted Average Certificate Interest Rate:	The "**Weighted Average Certificate Interest Rate**" for any loan group for any Distribution Date is the weighted average of the annual certificate interest rates on the Class A and Subordinate Certificates (or components thereof, as applicable) related to such loan group (each of which annual certificate interest rates, in the case of the Class CA-1B, Class CA-1C and Subordinate Certificates (or components thereof, as applicable), will be multiplied by a fraction, the numerator of which is the actual number of days in the related certificate accrual period and the denominator of which is 30) (such rates weighted, (i) in the case of the Class A Certificates, according to the Class Principal Balance or Component Principal Balance thereof, as applicable, and (ii) in the case of the certificate interest rate on each class of Subordinate Certificates, according to the product of the Class Principal Balance thereof and a fraction, the numerator of which is the Subordinate Component Balance for such loan group and the denominator of which is the aggregate Class Principal Balance of all the Subordinate Certificates).
Carryover Shortfall Amount:	With respect to the Class 1A Certificates, if, on the initial Distribution Date, One-Year MTA plus the related margin for the Class 1A Certificates is greater than the Net WAC Cap for Loan Group 1, then such class will be entitled to the payment of an amount equal to the excess, if any, of (a) the amount of interest that would have accrued on such class at a certificate interest rate equal to the One-Year MTA plus the related margin, over (b) the actual amount of interest accrued on such class for such Distribution Date (the "**Carryover Shortfall Amount**"). **Other than the initial Distribution Date, the Class 1A Certificates will not be entitled to Carryover Shortfall Amounts on any other Distribution Date**.
	With respect to the Class 2A Certificates, if, on the initial Distribution Date, One-Year MTA plus the related margin for the Class 2A Certificates is greater than the Net WAC Cap for Loan Group 2, then such class will be entitled to the payment of an amount equal to the excess, if any, of (a) the amount of interest that would have accrued on such class at a certificate interest rate equal to the One-Year MTA plus the related margin, over (b) the actual amount of interest accrued on such class for such Distribution Date (the "**Carryover Shortfall Amount**"). **Other than the initial Distribution Date, the Class 2A Certificates will not be entitled to Carryover Shortfall Amounts on any other Distribution Date**.
	With respect to the Subordinate Certificates, Class CA-1B and Class CA-1C Group 1 and Group 2 Components, if, on any Distribution Date, LIBOR plus the related margin for the Class CA-1B and Class CA-1C Group 1 and Group 2 Components and Subordinate Certificates is greater than the applicable Adjusted Net WAC Cap, then such class will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) the lesser of (1) interest accrued at LIBOR plus the related margin for such class and (2) in the case of (x) the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, the related Maximum Loan Group 1 Rate or Maximum Loan Group 2 Rate and (y) the Subordinate Certificates, the Maximum Class B Rate, as applicable, over (b) interest accrued on such class or component, as applicable, at the applicable Net WAC Cap for such Distribution Date and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such class without giving effect to the related Adjusted Net WAC Cap) (together, the "**Carryover Shortfall Amount**").
	Carryover Shortfall Amounts will be paid to the Class 1A, Class 2A, Class CA-1B and Class CA-1C Certificates pro rata according to such Carryover Shortfall Amounts, from the aggregate interest otherwise distributable to the Class CX-1 and Class CX-2-PPP Certificates (in each case, after the reduction due to Net Negative Amortization allocated to the Class CX-1 and Class CX-2-PPP Certificates) (which interest otherwise distributable to the Class CX-1 and Class CX-2-PPP Certificates will be reduced as described herein under "*Structure Rules-Certificates Priority of Distribution*". Carryover Shortfall Amounts will be paid, sequentially in order of seniority, to the Subordinate Certificates, from the remaining interest otherwise distributable to the Class CX-1 and Class CX-2-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class CX-1 and Class CX-2-PPP Certificates and

the reduction due to payment of Carryover Shortfall Amounts to the Class 1A, Class 2A, Class CA-1B and Class CA-1C Certificates).

Adjusted Cap Rate	The "**Adjusted Cap Rate**" for any Distribution Date and the Class 1A Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 1 Mortgage Loans at the Net WAC Cap for Loan Group 1 for that Distribution Date less the Net Negative Amortization (defined below) for the Group 1 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 1 Balance.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class 2A Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 2 Mortgage Loans at the Net WAC Cap for Loan Group 2 for that Distribution Date less the Net Negative Amortization for the Group 2 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 2 Balance.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class CA-1B Group 1 Component and Class CA-1C Group 1 Component will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 1 Mortgage Loans at the Net WAC Cap for Loan Group 1 for that Distribution Date less the Net Negative Amortization for the Group 1 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 1 Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class CA-1B Group 2 Component and Class CA-1C Group 2 Component will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 2 Mortgage Loans at the Net WAC Cap for Loan Group 2 for that Distribution Date less the Net Negative Amortization for the Group 2 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 2 Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

The "**Adjusted Cap Rate**" for any Distribution Date and any class of Subordinate Certificates will equal the Class B Adjusted Net WAC Cap, computed for this purpose by (i) reducing the Adjusted Net WAC Cap for the Group 1 Mortgage Loans by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization with respect to Loan Group 1 multiplied by 360, and the denominator of which is the Loan Group 1 Balance multiplied actual number of days in the related certificate accrual period and (ii) reducing the Adjusted Net WAC Cap for the Group 2 Mortgage Loans by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization with respect to Loan Group 2 multiplied by 360, and the denominator of which is the Loan Group 2 Balance multiplied actual number of days in the related certificate accrual period.

Negative Amortization:	The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan. Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan.
Unadjusted Net Negative Amortization:	The "**Unadjusted Net Negative Amortization**" for any subgroup for any Distribution Date will equal the excess, if any, of (i) the aggregate amount of Negative Amortization with respect to the related Mortgage Loans during the prior calendar month over (ii) the aggregate amount of Payoffs and Curtailments received with respect to the related Mortgage Loans during the related Prepayment Period
Net Negative Amortization:	The "**Net Negative Amortization**'' for (a) the Group 1 Mortgage Loans and Group 2 Mortgage Loans for any Distribution Date will equal the excess, if any, of (i) the aggregate amount of Negative Amortization with respect to the related Mortgage Loans during the prior calendar month over (ii) the aggregate amount of Payoffs and Curtailments received with respect to the related Mortgage Loans during the related Prepayment Period and (b) the Mortgage Loans of any subgroup and for any Distribution Date will equal the Net Negative Amortization for the related Loan Group, allocated to the related subgroup(s), pro rata according to such subgroup's Unadjusted Net Negative Amortization.

For any Distribution Date, the Net Negative Amortization for each of the Subgroup 1-A, Subgroup 1-B, Subgroup 2-A, Subgroup 2-B, Group 1 and Group 2 Mortgage Loans will be allocated among the certificates as follows:

(i) first, (a) the Net Negative Amortization for the Subgroup 1-A Mortgage Loans, to the Class CX-1 Certificates in reduction of the interest otherwise payable to the Class CX-1 Certificates and derived from the Subgroup 1-A Mortgage Loans, until such amount is reduced to zero, (b) the Net Negative Amortization for the Subgroup 2-A Mortgage Loans, to the Class CX-1 Certificates in reduction of the interest otherwise payable to the Class CX-1 Certificates and derived from the Subgroup 2-A Mortgage Loans, until such amount is reduced to zero, (c) the Net Negative Amortization for the Subgroup 1-B Mortgage Loans, to the Class CX-2-PPP Certificates in reduction of the interest otherwise payable to the Class CX-2-PPP Certificates and derived from the Subgroup 1-B Mortgage Loans, until such amount is reduced to zero and (d) the Net Negative Amortization for the Subgroup 2-B Mortgage Loans, to the Class CX-2-PPP Certificates in reduction of the interest otherwise payable to the Class CX-2-PPP Certificates and derived from the Subgroup 2-B Mortgage Loans, until such amount is reduced to zero;

(ii) second, (a) the Net Negative Amortization for the Subgroup 1-A Mortgage Loans remaining after the allocation pursuant to clause (i)(a) above, to the Class CX-2-PPP Certificates in reduction of the remaining interest otherwise payable to the Class CX-2-PPP Certificates and derived from the Subgroup 1-B Mortgage Loans, until such remaining amounts are reduced to zero, (b) the Net Negative Amortization for the Subgroup 2-A Mortgage Loans remaining after the allocation pursuant to clause (i)(b) above, to the Class CX-2-PPP Certificates in reduction of the remaining interest otherwise payable to the Class CX-2-PPP Certificates and derived from the Subgroup 2-B Mortgage Loans, until such remaining amounts are reduced to zero, (c) the Net Negative Amortization for the Subgroup 1-B Mortgage Loans remaining after the allocation pursuant to clause (i)(c) above, to the Class CX-1 Certificates in reduction of the remaining interest otherwise payable to the Class CX-1 Certificates and derived from the Subgroup 1-A Mortgage Loans, until such remaining amounts are reduced to zero and (d) the Net Negative Amortization for the Subgroup 2-B Mortgage Loans remaining after the allocation pursuant to clause (i)(d) above, to the Class CX-1 Certificates in reduction of the remaining interest otherwise payable to the Class CX-1 Certificates and derived from the Subgroup 2-A Mortgage Loans, until such remaining amounts are reduced to zero;

(iii) third, (a) the Net Negative Amortization for the Subgroup 1-A Mortgage Loans remaining after the allocation pursuant to clauses (i)(a) and (ii)(a) above, to the Class CX-1 Certificates in reduction of the remaining interest otherwise payable to the Class CX-1 Certificates and derived from the Subgroup 2-A Mortgage Loans, until such remaining amounts are reduced to zero, (b) the Net Negative Amortization for the Subgroup 2-A Mortgage Loans remaining after the allocation pursuant to clauses (i)(b) and (ii)(b) above, to the Class CX-1 Certificates in reduction of the remaining interest otherwise payable to the Class CX-1 Certificates and derived from the Subgroup 1-A Mortgage Loans, until such remaining amounts are reduced to zero, (c) the Net Negative Amortization for the Subgroup 1-B Mortgage Loans remaining after the allocation pursuant to clauses (i)(c) and (ii)(c) above, to the Class CX-2-PPP Certificates in reduction of the remaining interest otherwise payable to the Class CX-2-PPP Certificates and derived from the Subgroup 2-B Mortgage Loans, until such remaining amounts are reduced to zero and (d) the Net Negative Amortization for the Subgroup 2-B Mortgage Loans remaining after the allocation pursuant to clauses (i)(d) and (ii)(d) above, to the Class CX-2-PPP Certificates in reduction of the remaining interest otherwise payable to the Class CX-2-PPP Certificates and derived from the Subgroup 1-B Mortgage Loans, until such remaining amounts are reduced to zero;

(iv) fourth, (a) the Net Negative Amortization for the Subgroup 1-A Mortgage Loans remaining after the allocation pursuant to clauses (i)(a), (ii)(a) and (iii)(a) above, to the Class CX-2-PPP Certificates in reduction of the remaining interest otherwise payable to the Class CX-2-PPP Certificates and derived from the Subgroup 2-B Mortgage Loans, until such remaining amounts are reduced to zero, (b) the Net Negative Amortization for the Subgroup 2-A Mortgage Loans remaining after the allocation pursuant to clauses (i)(b), (ii)(b) and (iii)(b) above, to the Class CX-2-PPP Certificates in reduction of the remaining interest otherwise payable to the Class CX-2-PPP Certificates and derived from the Subgroup 1-B Mortgage Loans, until such remaining amounts are reduced to zero, (c) the Net Negative Amortization for the Subgroup 1-B Mortgage Loans remaining after the allocation pursuant to clauses (i)(c), (ii)(c) and (iii)(c) above, to the Class CX-1 Certificates in reduction of the remaining interest otherwise payable to the Class CX-1 Certificates and derived from the Subgroup 2-A Mortgage Loans, until such remaining amounts are reduced to zero and (d) the Net Negative Amortization for the Subgroup 2-B

Mortgage Loans remaining after the allocation pursuant to clauses (i)(d), (ii)(d) and (iii)(d) above, to the Class CX-1 Certificates in reduction of the remaining interest otherwise payable to the Class CX-1 Certificates and derived from the Subgroup 1-A Mortgage Loans, until such remaining amounts are reduced to zero;

(v) fifth, the Net Negative Amortization for the Group 1 Mortgage Loans remaining after the allocations pursuant to clauses (i), (ii), (iii) and (iv) above, to the Class 1A and Subordinate Certificates and the Class CA-1B Group 1 and Class CA-1C Group 1 Components in proportion to the excess, if any, for each such class or component of (x) the current interest accrued at the applicable certificate interest rate for such class or component over (y) the amount of current interest that would have accrued had the certificate interest rate for such class or component equaled the related Adjusted Cap Rate for such class or component and for such Distribution Date (such excess, in the case of each Class of Subordinate Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 1 and the denominator of which is the aggregate Class Principal Balance of the Subordinate Certificates); and

(vi) sixth, the Net Negative Amortization for the Group 2 Mortgage Loans remaining after the allocations pursuant to clauses (i), (ii), (iii) and (iv) above, to the Class 2A and Subordinate Certificates and the Class CA-1B Group 2 and Class CA-1C Group 2 Components in proportion to the excess, if any, for each such class or component of (x) the current interest accrued at the applicable certificate interest rate for such class or component over (y) the amount of current interest that would have accrued had the certificate interest rate for such class or component equaled the related Adjusted Cap Rate for such class or component and for such Distribution Date (such excess, in the case of each Class of Subordinate Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 2 and the denominator of which is the aggregate Class Principal Balance of the Subordinate Certificates).

The amount of Net Negative Amortization allocated to the Class CX-1 or CX-2-PPP Certificates in reduction of the interest otherwise payable to such Class and derived from the Mortgage Loans in a loan group or subgroup, as applicable, will be added to the Component Principal Balance of the Class X PO Component for such loan group or subgroup. The amount of Net Negative Amortization allocated to any Class of Class A or Subordinate Certificates (or component thereof) in reduction of the interest otherwise payable to such Class (or component) will be added to the Class Principal Balance of such Class (or component).

Structure Rules

Allocation of Realized Losses:

Any realized losses on the Group 1 and Group 2 Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Group 1 and Group 2 Mortgage Loans to the related Class A and Class X Certificates, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero;

provided, however, that:
(i) the realized losses on any Group 1 Mortgage Loan allocated to the related Class A Certificates in the aggregate will be allocated, sequentially, as follows:

(a) first, to the Class CA-1C Group 1 Component, until its Component Principal Balance is reduced to zero;
(b) second, to the Class CA-1C Group 2 Component, (after giving effect to losses applied in (ii)(a) below), until its Component Principal Balance is reduced to zero;
(c) third, to the Class CA-1B Group 1 Component, until its Component Principal Balance is reduced to zero; and
(d) fourth, to the Class CA-1B Group 2 Component, (after giving effect to losses applied in (ii)(c) below), until its Component Principal Balance is reduced to zero; and
(e) fifth, to the Class 1A Certificates until its Class Principal Balance is reduced to zero.

(ii) the realized losses on any Group 2 Mortgage Loan allocated to the related Class A Certificates in the aggregate will be allocated, sequentially, as follows:

(a) first, to the Class CA-1C Group 2 Component, until its Component Principal Balance is reduced to zero;

(b) second, to the Class CA-1C Group 1 Component, (after giving effect to losses applied in (i)(a) above), until its Component Principal Balance is reduced to zero;

(c) third, to the Class CA-1B Group 2 Component, until its Component Principal Balance is reduced to zero;

(d) fourth, to the Class CA-1B Group 1 Component, (after giving effect to losses applied in (i)(c) above), until its Component Principal Balance is reduced to zero; and

(e) fifth, to the Class 2A Certificates until its Class Principal Balance is reduced to zero.

Cross-Collateralization: In some limited circumstances, principal and interest collected from either of Loan Group 1 or 2 may be used to pay principal or interest, or both, to the Class A and Class X Certificates related to the other of these loan groups, before making payments to the Subordinate Certificates, as more fully described in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus.

Certificates Priority of Distributions: Available funds from the Group 1 and Group 2 Mortgage Loans will be distributed in the following order of priority:

1) to the Senior Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate; *provided*, *however*, that any interest otherwise distributable with respect to the Class CX-1 and Class CX-2-PPP Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amounts as described below (after giving effect to the allocation of any Net Negative Amortization);

2) From the Group 1 Mortgage Loans, as principal, sequentially, as follows:

(a) first, to the Class R Certificates, as principal, until its Class Principal Balance is reduced to zero;

(b) second, to the Class CX-1 Subgroup 1-A PO and Class CX-2-PPP Subgroup 1-B PO Components, pro rata, until their respective Component Principal Balances are reduced to zero; and

(c) third, to the Class 1A Certificates and the Class CA-1B Group 1 and Class CA-1C Group 1 Components, as principal, concurrently, pro rata according to principal balance, as follows:

(i) to the Class 1A Certificates, until its Class Principal Balance is reduced to zero;
(ii) to the Class CA-1B Group 1 Component, until its Component Principal Balance is reduced to zero; and
(iii) to the Class CA-1C Group 1 Component, until its Component Principal Balance is reduced to zero;

3) From the Group 2 Mortgage Loans, as principal, sequentially, as follows:

(a) first, to the Class CX-1 Subgroup 2-A PO and Class CX-2-PPP Subgroup 2-B PO Components, pro rata, until their respective Component Principal Balances are reduced to zero; and

(b) second, to the Class 2A Certificates and the Class CA-1B Group 2 and Class CA-1C Group 2 Components, as principal, concurrently, pro rata according to principal balance, as follows:

(i) to the Class 2A Certificates, until its Class Principal Balance is reduced to zero;
(ii) to the Class CA-1B Group 2 Component, until its Component Principal Balance is reduced to zero; and
(iii) to the Class CA-1C Group 2 Component, until its Component Principal Balance is reduced to zero;

4) (a) on the initial Distribution Date, to the Class 1A and Class 2A Certificates and the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, their Carryover Shortfall Amounts, pro rata according to such Carryover Shortfall Amounts, from the aggregate interest otherwise distributable to the Class CX-1 and Class CX-2-PPP Certificates on such Distribution Date (in each case, after the reduction due to Net Negative Amortization allocated to the Class CX-1 and Class CX-2-PPP Certificates) (pro

rata according to such aggregate interest otherwise distributable to the Class CX-1 and Class CX-2-PPP Certificates); and

(b) on each Distribution Date after the initial Distribution Date, to the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, their Carryover Shortfall Amounts from the aggregate interest otherwise distributable to the Class CX-1 and Class CX-2-PPP Certificates on such Distribution Date (in each case, after the reduction due to Net Negative Amortization allocated to the Class CX-1 and Class CX-2-PPP Certificates) (pro rata according to such aggregate interest otherwise distributable to the Class CX-1 and Class CX-2-PPP Certificates);

5) to the Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate;

6) to the Class B-1 Certificates, principal allocable to such Class;

7) to the Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate;

8) to the Class B-2 Certificates, principal allocable to such Class;

9) to the Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate;

10) to the Class B-3 Certificates, principal allocable to such Class;

11) to the Class B-4 Certificates, accrued and unpaid interest at the Class B-4 certificate interest rate;

12) to the Class B-4 Certificates, principal allocable to such Class;

13) to the Class B-5 Certificates, accrued and unpaid interest at the Class B-5 certificate interest rate;

14) to the Class B-5 Certificates, principal allocable to such Class;

15) to the Class B-6 Certificates, accrued and unpaid interest at the Class B-6 certificate interest rate;

16) to the Class B-6 Certificates, principal allocable to such Class;

17) to the Class B-7 Certificates, accrued and unpaid interest at the Class B-7 certificate interest rate;

18) to the Class B-7 Certificates, principal allocable to such Class;

19) to the Class B-8 Certificates, accrued and unpaid interest at the Class B-8 certificate interest rate;

20) to the Class B-8 Certificates, principal allocable to such Class;

21) to the Class B-9 Certificates, accrued and unpaid interest at the Class B-9 certificate interest rate;

22) to the Class B-9 Certificates, principal allocable to such Class;

23) to the Class B-10 Certificates, accrued and unpaid interest at the Class B-10 certificate interest rate;

24) to the Class B-10 Certificates, principal allocable to such Class;

25) to the Class B-11 Certificates, accrued and unpaid interest at the Class B-11 certificate interest rate;

26) to the Class B-11 Certificates, principal allocable to such Class;

27) to the Class B-12, Class B-13 and Class B-14 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Senior Subordinate Certificates;

28) to the Subordinate Certificates, in sequential order, their Carryover Shortfall Amounts, from the remaining aggregate interest otherwise distributable to the Class CX-1 and Class CX-2-PPP Certificates (in each case, after the reduction due to Net Negative Amortization allocated to the Class CX-1 and Class CX-2-PPP Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class 1A and Class 2A Certificates and the Class CA-1B and Class CA-1C Group 1 and Group 2 Components)

(pro rata according to such interest otherwise distributable to the Class CX-1 and Class CX-2-PPP Certificates); and

29) to the Class R Certificate, any remaining amount.

Notwithstanding the foregoing, for each Distribution Date on or after the first Distribution Date on which the aggregate Class Principal Balance of the Subordinate Certificates has been or will be reduced to zero, (I) distributions of principal under paragraph (2) above will be made to the Class 1A Certificates and the Class CA-1B Group 1, Class CA-1C Group 1, CX-1 Subgroup 1-A PO and Class CX-2-PPP Subgroup 1-B PO Components pro rata according to principal balance and (II) distributions of principal under paragraph (3) above will be made to the Class 2A Certificates and the Class CA-1B Group 2, Class CA-1C Group 2, CX-1 Subgroup 2-A PO and Class CX-2-PPP Subgroup 2-B PO Components pro rata according to principal balance.

In addition, see "Transaction Summary – Class CX-2-PPP Certificates" in this preliminary term sheet for a description of the distributions of prepayment penalty payments on the Class CX-2-PPP Certificates.

MortgageIT, Inc.

MortgageIT, Inc. ("MortgageIT"), a subsidiary of Deutsche Bank, is a New York corporation with an executive and administrative office located at 33 Maiden Lane, New York, New York. MortgageIT is a full-service residential mortgage banking company that is licensed to originate loans throughout the United States. MortgageIT originates single-family mortgage loans of all types, including prime adjustable-rate mortgage loans and fixed-rate, first lien residential mortgage loans.

MortgageIT and its predecessors have been in the residential mortgage banking business since 1988, and have originated Mortgage Loans of the type backing the certificates offered hereby since the second quarter of 2005. For the year ended December 31, 2006, MortgageIT had an origination portfolio of approximately $29.5 billion, all of which was secured by one- to four-family residential real properties and individual condominium units.

The following table describes the size, composition and growth of MortgageIT's total Mortgage Loan production for Pay Option ARMs since it began originating them.

	December 31, 2005		December 31, 2006	
Loan Type	**Number**	**Total Portfolio of Loans**	**Number**	**Total Portfolio of Loans**
Pay Option ARMs	14,702	$5,326,259,387	22,758	$8,193,761,553

MortgageIT Underwriting Guidelines

MortgageIT offers a wide variety of mortgage loan products pursuant to various mortgage loan origination programs. The following generally describes MortgageIT's underwriting guidelines with respect to mortgage loans originated pursuant to its "prime" underwriting standards for mortgage loans with non-conforming balances and its "Pay Option ARM" underwriting guidelines for mortgage loans with conforming and non-conforming balances.

MortgageIT's underwriting philosophy is to weigh all risk factors inherent in the loan file, giving consideration to the individual transaction, borrower profile, the level of documentation provided and the property used to collateralize the debt. Because each loan is different, MortgageIT expects and encourages underwriters to use professional judgment based on their experience in making a lending decision. MortgageIT underwrites a borrower's creditworthiness based solely on information that MortgageIT believes is indicative of the applicant's willingness and ability to pay the debt they would be incurring.

Every MortgageIT mortgage loan is secured by a property that has been appraised by a licensed appraiser in accordance with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation. The appraisers perform on site inspections of the property and report on the neighborhood and property condition in factual and specific terms. Loans in excess of one million dollars require (i) two full appraisals or (ii) one full appraisal and a field review, ordered by a MortgageIT-approved national appraiser, including photographs of the interior and the exterior of the subject property. Each appraisal contains an opinion of value that represents the appraiser's professional conclusion based on market data of sales of comparable properties, a logical analysis with adjustments for differences between the comparable sales and the subject property and the appraiser's judgment. In addition, a MortgageIT underwriter or a mortgage insurance company contract underwriter reviews each appraisal for accuracy and consistency.

The appraiser's value conclusion is used to calculate the ratio (loan-to-value) of the loan amount to the value of the property. For loans made to purchase a property this ratio is based on the lower of the sales price of the property and the appraised value. MortgageIT sets various maximum loan-to-value ratios based on the loan amount, property type, loan purpose and occupancy of the subject property securing the loan. In general, MortgageIT requires lower loan-to-value ratios for those loans that are perceived to have a higher risk, such as high loan amounts, loans in which additional cash is being taken out on a refinance transaction or loans on second homes. A lower loan-to-value ratio requires a borrower to have more equity in the property, which is a significant additional incentive to the borrower to avoid default on the loan. In addition, for all conventional loans in which the loan-to-value ratio exceeds 80%, MortgageIT requires that a private mortgage insurance company that is approved by Fannie Mae and Freddie Mac insure the loan. Higher loan-to-value ratios require higher coverage levels.

The mortgage loans have been originated under "full/alternative", "stated income/verified assets" and "stated income/stated assets" programs. The "full/alternative" documentation programs generally verify income and assets in accordance with Fannie Mae/Freddie Mac underwriting requirements. The stated income/verified assets and stated income/stated assets programs generally require less documentation and verification than do full documentation programs which generally require standard Fannie Mae/Freddie Mac approved forms for verification of income/employment, assets and certain payment histories. Generally, under both "full/alternative" documentation programs, at least one month of income documentation is provided. This documentation is also required to include year-to-date income or prior year income in case the former is not sufficient to establish consistent income. Generally, under a "stated income/verified assets" program, no verification of a mortgagor's income is undertaken by the origination; however, verification of the mortgagor's assets is obtained. Under a "stated income/stated assets" program, the originator undertakes no verification of either a mortgagor's income or a mortgagor's assets, although both income and assets are stated on the loan application and subject to reasonable underwriting approval.

MortgageIT obtains a credit report that summarizes each borrower's credit history. The credit report contains information from the three major credit repositories, Equifax, Experian and TransUnion. These companies have developed scoring models to identify the comparative risk of delinquency among applicants based on characteristics within the applicant's credit report. A borrower's credit score represents a comprehensive view of the borrower's credit history risk factors and is indicative of whether a borrower is likely to default on a loan. Some of the factors used to calculate credit scores are a borrower's incidents of previous delinquency, the number of credit accounts a borrower has, the amount of available credit that a borrower has utilized, the source of a borrower's existing credit, and recent attempts by a borrower to obtain additional credit. Applicants who have higher credit scores will, as a group, have fewer defaults than those who have lower credit scores. The minimum credit score allowed by MortgageIT loan guidelines for non-conforming loans is 620 and the average is typically over 700. For MortgageIT Pay Option ARM products, the minimum credit score is generally 650. If the borrowers do not have a credit score, they must have an alternative credit history showing at least three tradeline accounts with no payments over 30 days past due in the last 24 months. Non-traditional credit is permitted only for full documentation, conforming fixed and Treasury and LIBOR ARM programs with conforming loan amounts. Loans manually underwritten with non-traditional credit require a minimum of four tradeline accounts with a 24-month history reported with the most recent 24-months.

In addition to reviewing the borrower's credit history and credit score, MortgageIT underwriters closely review the borrower's housing payment history. In general, for non-conforming loans the borrower should not have made any mortgage payments over 30 days after the due date for the most recent 12 months. In general, for Pay Option ARM loans, the borrower may have no more than one payment that was made over 30 days after the due date for the most recent 24 months.

The Pay Option ARM mortgage loans are generally documented to the requirements of Fannie Mae and Freddie Mac in that the borrower provides the same information on the loan application along with documentation to verify the accuracy of the information on the application such as income, assets, other liabilities, etc. Certain non-conforming stated income or stated asset products allow for less verification documentation than Fannie Mae or Freddie Mac require. Certain Pay Option ARM products also allow for less verification documentation than Fannie Mae or Freddie Mac requires. For these products, the borrower may not be required to verify employment income, assets required to close or both. Pay Option ARM products with less verification documentation generally have other compensating factors such as higher credit score or lower loan-to-value requirements.

Generally, in order to determine if a borrower qualifies for a Pay Option ARM loan, MortgageIT underwriting staff or contract underwriters provided by certain mortgage insurance companies manually underwrite and approve such loans; under certain limited circumstances, if other application safeguards are in place, a borrower's qualification for a Pay Option ARM loan is determined utilizing manual underwriting. For manually underwritten loans, the underwriter must ensure that the borrower's income will support the total housing expense on an ongoing basis. Underwriters may give consideration to borrowers who have demonstrated an ability to carry a similar or greater housing expense for an extended period. In addition to the monthly housing expense the underwriter must evaluate the borrower's ability to manage all recurring payments on all debts, including the monthly housing expense. When evaluating the ratio of all monthly debt payments to the borrower's monthly income (debt-to-income ratio), the underwriter should be aware of the degree and frequency of credit usage and its impact on the borrower's ability to repay the loan. For example, borrowers who lower their total obligations should receive favorable consideration and borrowers with a history of heavy usage and a pattern of slow or late payments should receive less flexibility.

MortgageIT realizes that there may be some acceptable quality loans that fall outside published guidelines and encourages "common sense" underwriting. Because a multitude of factors are involved in a loan transaction, no set of guidelines can contemplate every potential situation. Therefore, exceptions to these underwriting guidelines are considered, so long as the borrower has other reasonable compensating factors, on a case-by-case basis.

MORTGAGE LOANS SERVICED BY COUNTRYWIDE

General

Approximately [2.36]% (by principal balance) of the mortgage loans underlying the certificates (the **"Countrywide Loans"**) have been originated by Countrywide Home Loans, Inc. (**"Countrywide"**). The Countrywide Loans will be serviced by Countrywide pursuant to a mortgage loan purchase and servicing agreement (the **"Countrywide Agreement"**) entered into between Countrywide and Washington Mutual Mortgage Securities Corp., which agreement will be assigned to the Trust pursuant to the pooling and servicing agreement (the **"Pooling Agreement"**). The functions to be performed by Countrywide with respect to the Countrywide Loans will include payment collection and payment application, default management and escrow administration. Washington Mutual Bank will calculate monthly distributions to certificateholders and prepare monthly distribution reports with respect to all of the mortgage loans, including the Countrywide Loans.

Countrywide's Servicing Obligations

Custodial Account, Escrow Account and Investment Account. Within two business days of receipt, Countrywide will be required to deposit in a custodial account maintained by Countrywide the following amounts with respect to the Countrywide Loans: (i) all mortgagor payments, including scheduled monthly payments (net of Countrywide's servicing fee) and principal prepayments, (ii) all liquidation proceeds and insurance proceeds (other than insurance proceeds required for the restoration or repair of the related mortgaged property) and (iii) other amounts described in the Countrywide Agreement. In addition, Countrywide will be required to deposit in the custodial account each month (i) any required advances of principal and interest (as described below), (ii) any compensating interest (as described below) and (iii) proceeds of any Countrywide Loan repurchased by Countrywide in accordance with the Countrywide Agreement. Within two business days of receipt, Countrywide will be required to transfer into an escrow account maintained by Countrywide all escrow payments (which are payments made by some mortgagors and held by the servicer in escrow for future payment of taxes and insurance).

On the 18th day of each month (or the next business day, if such 18th day is not a business day), Countrywide will be required to transfer from the custodial account into an investment account maintained by Washington Mutual Bank the funds held in the custodial account that are required to be distributed to certificateholders on the Distribution Date in that month.

Permitted Withdrawals. Countrywide will be permitted to make withdrawals, from time to time, from the custodial account for the following purposes:

- to reimburse itself for advances, as described under "—*Advances*" below;

- to pay to itself the servicing fee (to the extent not already retained);

- to pay to itself investment earnings earned on funds held in the custodial account;

- to remit to the applicable insurer any primary mortgage insurance premiums that are payable by the mortgagee; and

- other permitted purposes described in the Countrywide Agreement.

Advances. Countrywide will be required under the Countrywide Agreement to advance its own funds (i) to cover any shortfall between payments of principal and interest scheduled to be received in respect of the Countrywide Loans each month and the amounts actually received, (ii) to pay any taxes or insurance with respect to mortgaged properties to the extent not paid by the mortgagor, (iii) to cover costs and expenses in connection with foreclosure and bankruptcy proceedings, (iv) to cover the cost of preserving, restoring and protecting the mortgaged properties and (v) to cover the cost of managing and liquidating properties acquired through foreclosure; *provided, however,* that Countrywide will not make the advances described in clause (i) above unless it determines that such advance will be recoverable from amounts received for the applicable mortgage loan; *provided, further,* that in the case of clause (iv) above, Countrywide will not make advances for the restoration of properties unless it determines that (x) the restoration will increase the liquidation proceeds after reimbursement to itself for those advances and (y) such advances will be recoverable from amounts received for the applicable mortgage loan. Countrywide will not charge interest or other fees with respect to any advances.

If Countrywide determines that an advance previously made with respect to a Countrywide Loan is not recoverable from amounts to be received for that loan or if all funds with respect to that loan have previously been remitted to the Trust, Countrywide will be entitled to be reimbursed for such advance from collections on other Countrywide Loans owned by the Trust.

Back-up Servicing. See "Description of the Securities—Events of Default Under the Governing Agreement and Rights Upon Events Of Default" in the prospectus for a description of the material terms under the Countrywide Agreement regarding Countrywide's replacement, resignation or transfer.

Principal Prepayments and Compensating Interest

Distribution of Principal Prepayments –

On each Distribution Date, principal prepayments in full (**"Payoffs"**) and partial prepayments (**"Curtailments"**) collected on the mortgage loans are distributed to certificateholders. However, the timing of distribution of Payoffs differs with respect to the Countrywide Loans and the mortgage loans other than the Countrywide Loans. For the Countrywide Loans and for each Distribution Date and any loan group, for purposes of determining distributions of principal on the certificates, the **"Principal Prepayment Amount"** is the sum, with respect to the mortgage loans in that loan group, of all Payoffs and Curtailments relating to the mortgage loans in that loan group that were received during the prior calendar month, reduced (but not to less than zero) by the aggregate amount of negative amortization with respect to the mortgage loans during the prior calendar month. See the Free Writing Prospectus for a definition of **"Principal Prepayment Amount"** with respect to the mortgage loans other than the Countrywide Loans. For the Countrywide Loans and for each Distribution Date and any loan group, the **"Available Distribution Amount"** equals the sum of the amounts described in the definition thereof in the Free Writing Prospectus, except that clause (1)(c) thereof reads as follows: "all Payoffs received after the Prepayment Period immediately preceding that Distribution Date (together with any interest payment received with those Payoffs)".

Payment of Compensating Interest

As a result of the delay in distributions of Payoffs and Curtailments to certificateholders, the interest collected on the mortgage loans is not sufficient to pay the full amount of interest accrued on the certificates. To reduce this interest shortfall, each of Countrywide and Washington Mutual Bank is required to pay compensating interest with respect to the mortgage loans it services. Below is a description of the compensating interest required to be paid by Countrywide under the Countrywide Agreement. See the Free Writing Prospectus for a description of the compensating interest required to be paid by Washington Mutual Bank under the Pooling Agreement (which differs from the amount of compensating interest required to be paid by Countrywide).

When a mortgagor makes a Payoff on a Countrywide Loan between Due Dates, the mortgagor pays interest on the Payoff only to the date of prepayment. Because the Payoff is not distributed to the related certificateholders until the Distribution Date in the next month, an interest shortfall results in the amount of thirty days of interest on the amount of the Payoff less the amount of interest actually paid by the mortgagor. When a mortgagor makes a Curtailment with respect to a Countrywide Loan, the mortgagor does not pay any interest on the Curtailment, and the principal balance of the mortgage loan is reduced by the amount of the Curtailment as of the Due Date in the calendar month of receipt, but the Curtailment is not distributed to the related certificateholders until the Distribution Date in the next month. This results in an interest shortfall in the amount of thirty days of interest on the amount of the Curtailment.

For each Distribution Date, Countrywide will be obligated under the Countrywide Agreement to remit to the custodial account compensating interest in an amount equal to the lesser of (a) any shortfall in interest collections with respect to Payoffs and Curtailments received in the prior calendar month and (b) the servicing fee payable to Countrywide.

To the extent that compensating interest is insufficient to cover the interest shortfall resulting from the timing of distributions of Payoffs and Curtailments, or to the extent that there is an interest shortfall resulting from the application of the Servicemembers Relief Act, that remaining shortfall will be allocated to the certificates pro rata according to the amount of interest to which each class of certificates would otherwise be entitled in reduction of that amount.

IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is Final and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WMALT Mortgage Pass-Through Certificates
Series 2007-OA3
Mortgage Loans
Preliminary Collateral Information As of 03/01/07

TOTAL CURRENT BALANCE	$848,721,352					
TOTAL ORIGINAL BALANCE	$847,966,459					
NUMBER OF LOANS	2,094					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$405,311		$54,937		$3,495,498	
AVG ORIGINAL BALANCE	$404,951		$55,000		$3,500,000	
WAVG GROSS COUPON	8.21	%	1.75	%	9.95	%
WAVG GROSS MARGIN	3.45	%	1.60	%	6.60	%
WAVG MAX INT RATE	10.09	%	9.50	%	13.08	%
WAVG CURRENT LTV	75.16	%	18.71	%	97.36	%
WAVG FICO SCORE	708		0		826	
WAVG MONTHS TO ROLL	1	Month(s)	1	Month(s)	1	Month(s)
WAVG NEG AM LIMIT	113	%	110	%	115	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	Month(s)	60	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	398	Month(s)	360	Month(s)	480	Month(s)
WAVG REMAINING TERM	395	Month(s)	348	Month(s)	478	Month(s)
WAVG SEASONING	3	Month(s)	1	Month(s)	12	Month(s)
NZ WAVG PREPAY TERM	29	Month(s)	6	Month(s)	60	Month(s)
TOP STATE CONC	CA(65.46%),FL(6.67%),AZ(3.88%)					
MAXIMUM CA ZIPCODE	0.57%					
FIRST PAY DATE			April 1,2006		March 1,2007	
RATE CHANGE DATE			April 1,2007		April 1,2007	
MATURITY DATE			March 1,2036		January 1,2047	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Option ARM	2,094	$848,721,352.40	100.00%
Total	2,094	$848,721,352.40	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
COFI	1	$358,758.56	0.04%
LIBOR	20	9,240,413.24	1.09
MTA	2,073	839,122,180.60	98.87
Total	2,094	$848,721,352.40	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	24	$1,911,027.60	0.23%
100,001—200,000	255	42,024,153.86	4.95
200,001—300,000	458	115,761,440.36	13.64
300,001—400,000	519	182,461,917.04	21.50
400,001—500,000	340	151,590,700.65	17.86
500,001—600,000	220	119,653,132.11	14.10
600,001—700,000	126	80,669,881.61	9.50
700,001—800,000	51	37,599,226.35	4.43
800,001—900,000	24	20,324,001.27	2.39
900,001—1,000,000	29	27,904,779.13	3.29
1,000,001—1,100,000	16	16,220,732.86	1.91
1,100,001—1,200,000	2	2,277,048.80	0.27
1,200,001—1,300,000	5	6,253,787.32	0.74
1,300,001—1,400,000	3	4,047,352.87	0.48
1,400,001—1,500,000	7	10,038,612.69	1.18
1,500,001—1,600,000	4	6,039,829.75	0.71
1,700,001—1,800,000	4	7,117,181.94	0.84
1,900,001—2,000,000	1	1,915,424.52	0.23
2,000,001—2,100,000	2	4,037,174.87	0.48
2,100,001—2,200,000	1	2,139,897.84	0.25
2,200,001—2,300,000	1	2,229,789.31	0.26
2,500,001 >=	2	6,504,259.65	0.77
Total	2,094	$848,721,352.40	100.00%



GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.501—1.750	42	$21,372,020.91	2.52%
1.751—2.000	3	2,421,598.28	0.29
2.001—2.250	2	727,580.31	0.09
2.251—2.500	1	63,880.45	0.01
3.001—3.250	1	216,643.31	0.03
6.751—7.000	4	1,792,185.05	0.21
7.001—7.250	11	5,925,497.35	0.70
7.251—7.500	40	15,016,723.16	1.77
7.501—7.750	133	54,212,459.52	6.39
7.751—8.000	216	94,811,015.46	11.17
8.001—8.250	288	120,610,758.65	14.21
8.251—8.500	641	239,611,510.64	28.23
8.501—8.750	523	211,472,971.37	24.92
8.751—9.000	87	37,001,107.26	4.36
9.001—9.250	29	12,221,047.48	1.44
9.251—9.500	46	20,417,012.61	2.41
9.501—9.750	9	3,103,771.15	0.37
9.751—10.000	18	7,723,569.44	0.91
Total	2,094	$848,721,352.40	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.501—1.750	1	$1,031,476.85	0.12%
1.751—2.000	4	1,651,162.93	0.19
2.001—2.250	5	2,376,981.14	0.28
2.251—2.500	38	15,335,769.24	1.81
2.501—2.750	94	40,411,586.11	4.76
2.751—3.000	183	78,130,219.61	9.21
3.001—3.250	296	125,915,798.57	14.84
3.251—3.500	528	193,235,414.38	22.77
3.501—3.750	637	257,553,547.82	30.35
3.751—4.000	194	82,730,899.18	9.75
4.001—4.250	34	16,575,658.79	1.95
4.251—4.500	49	21,687,115.58	2.56
4.501—4.750	12	4,096,245.11	0.48
4.751—5.000	9	3,731,812.41	0.44
5.001—5.250	2	438,035.62	0.05
5.251—5.500	5	2,561,968.64	0.30
5.501—5.750	2	734,963.01	0.09
6.501—6.750	1	522,697.41	0.06
Total	2,094	$848,721,352.40	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251—9.500	1	$574,732.11	0.07%
9.501—9.750	1	422,455.85	0.05
9.751—10.000	1,824	724,703,794.36	85.39
10.001—10.250	5	1,812,368.54	0.21
10.251—10.500	14	6,386,267.52	0.75
10.501—10.750	36	16,352,893.85	1.93
10.751—11.000	199	89,674,370.06	10.57
11.001—11.250	6	3,069,714.74	0.36
11.251—11.500	2	1,598,003.22	0.19
11.501—11.750	1	488,388.51	0.06
11.751—12.000	3	2,742,196.73	0.32
12.501—12.750	1	381,578.54	0.04
13.001—13.250	1	514,588.37	0.06
Total	2,094	$848,721,352.40	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	1,474	$582,229,489.08	68.60%
480	620	266,491,863.32	31.40
Total	2,094	$848,721,352.40	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	586	$255,080,941.92	30.05%
115	1,508	593,640,410.48	69.95
Total	2,094	$848,721,352.40	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	3	$902,843.40	0.11%
351—360	1,471	581,326,645.68	68.49
461—470	2	597,041.78	0.07
471—480	618	265,894,821.54	31.33
Total	2,094	$848,721,352.40	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—3	1,700	$686,641,257.15	80.90%
4—6	353	149,532,552.89	17.62
7—9	36	11,047,657.18	1.30
10—12	5	1,499,885.18	0.18
Total	2,094	$848,721,352.40	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$104,749.78	0.01%
21—25	5	1,027,329.77	0.12
26—30	6	1,686,434.37	0.20
31—35	5	1,311,996.03	0.15
36—40	14	9,083,004.03	1.07
41—45	13	3,449,286.63	0.41
46—50	23	8,601,712.58	1.01
51—55	42	13,905,503.03	1.64
56—60	55	23,117,497.03	2.72
61—65	71	33,224,130.46	3.91
66—70	144	65,118,520.50	7.67
71—75	291	132,493,099.99	15.61
76—80	787	314,613,589.87	37.07
81—85	535	210,152,015.67	24.76
86—90	25	6,745,901.81	0.79
91—95	53	16,716,412.44	1.97
96—100	24	7,370,168.41	0.87
Total	2,094	$848,721,352.40	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$405,820.38	0.05%
21—25	4	726,259.17	0.09
26—30	6	1,686,434.37	0.20
31—35	5	1,311,996.03	0.15
36—40	14	9,083,004.03	1.07
41—45	13	3,449,286.63	0.41
46—50	25	9,365,198.75	1.10
51—55	41	13,472,321.41	1.59
56—60	58	25,798,229.39	3.04
61—65	73	34,443,404.36	4.06
66—70	175	77,866,012.23	9.17
71—75	328	151,409,122.75	17.84
76—80	1,230	483,152,902.82	56.93
81—85	23	7,266,130.09	0.86
86—90	69	20,411,254.41	2.40
91—95	28	8,873,975.58	1.05
Total	2,094	$848,721,352.40	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 499	1	$86,599.39	0.01%
600—619	1	866,965.46	0.10
620—639	141	48,317,971.61	5.69
640—659	199	69,233,805.03	8.16
660—679	343	140,222,089.89	16.52
680—699	336	136,410,242.46	16.07
700—719	305	125,430,593.42	14.78
720—739	248	105,161,520.27	12.39
740—759	199	85,594,026.21	10.09
760—779	175	76,906,285.17	9.06
780—799	104	44,889,788.80	5.29
800 >=	42	15,601,464.69	1.84
Total	2,094	$848,721,352.40	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Doc	94	$35,075,117.50	4.13%
No Doc/NINA	90	37,160,539.75	4.38
No Ratio/NORA	115	51,143,304.02	6.03
Reduced Doc	1,795	725,342,391.13	85.46
Total	2,094	$848,721,352.40	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	203	$65,461,520.95	7.71%
Owner Occupied	1,821	758,252,376.84	89.34
Second Home	70	25,007,454.61	2.95
Total	2,094	$848,721,352.40	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Duplex	69	$31,994,406.82	3.77%
Fourplex	20	8,494,866.92	1.00
Hi Rise Condo	8	3,073,622.52	0.36
Low Rise Condo	165	55,292,339.93	6.51
PUD	433	188,283,137.69	22.18
Single Family Residence	1,377	552,831,307.27	65.14
Townhouse	2	289,386.89	0.03
Triplex	20	8,462,284.36	1.00
Total	2,094	$848,721,352.40	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	311	$128,434,416.82	15.13%
Refi—Cash Out	821	336,762,999.65	39.68
Refi—No Cash Out	962	383,523,935.93	45.19
Total	2,094	$848,721,352.40	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	159	$81,174,379.83	9.56%
6	10	3,723,749.08	0.44
12	440	196,544,297.55	23.16
24	52	26,861,271.15	3.16
30	4	690,780.59	0.08
36	1,428	539,301,891.80	63.54
60	1	424,982.40	0.05
Total	2,094	$848,721,352.40	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	95	$32,952,836.78	3.88%
CA	1,265	555,544,221.87	65.46
CO	16	6,500,225.45	0.77
CT	12	10,421,970.31	1.23
DC	3	1,282,516.52	0.15
DE	3	959,348.64	0.11
FL	165	56,588,314.34	6.67
GA	3	654,801.87	0.08
HI	29	13,903,085.28	1.64
IA	1	126,556.22	0.01
ID	10	4,291,095.76	0.51
IL	6	2,821,594.83	0.33
IN	2	649,958.92	0.08
KY	1	203,662.33	0.02
LA	1	144,468.28	0.02
MA	34	10,680,800.19	1.26
MD	46	17,755,428.67	2.09
MI	17	3,973,263.96	0.47
MN	4	851,762.04	0.10
MO	13	3,727,387.67	0.44
MT	3	2,679,633.97	0.32
NC	7	1,634,941.56	0.19
NJ	8	3,019,008.11	0.36
NM	6	1,133,927.96	0.13
NV	86	25,587,842.75	3.01
NY	58	25,837,583.43	3.04
OH	17	4,912,789.86	0.58
OR	30	7,760,027.18	0.91
PA	10	3,900,353.81	0.46
RI	3	842,586.84	0.10
SC	6	1,521,756.36	0.18
TX	24	6,134,120.77	0.72
UT	14	5,525,426.82	0.65
VA	35	11,840,638.20	1.40
VT	1	256,295.73	0.03
WA	57	21,457,480.21	2.53
WI	2	359,919.85	0.04
WY	1	283,719.06	0.03
Total	2,094	$848,721,352.40	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	143	$63,071,181.73	7.43%
15.00 or less	46	19,300,578.07	2.27
15.01—20.00	64	29,351,557.88	3.46
20.01—25.00	107	34,119,865.05	4.02
25.01—30.00	183	63,326,458.32	7.46
30.01—35.00	302	115,285,614.86	13.58
35.01—40.00	560	234,142,076.64	27.59
40.01—45.00	479	198,845,925.70	23.43
45.01—50.00	173	74,213,439.59	8.74
50.01—55.00	36	16,771,379.28	1.98
55.01—60.00	1	293,275.28	0.03
Total	2,094	$848,721,352.40	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.70%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	75	$32,005,404.24	3.77%
No Second Lien	1,228	469,790,897.82	55.35
60.00 or less	1	992,896.47	0.12
65.01—70.00	1	1,915,424.52	0.23
70.01—75.00	6	3,506,467.39	0.41
75.01—80.00	24	15,419,422.84	1.82
80.01—85.00	54	26,026,572.05	3.07
85.01—90.00	553	231,507,764.07	27.28
90.01—95.00	105	48,254,626.13	5.69
95.01—100.00	46	19,025,549.86	2.24
100.01 >=	1	276,327.01	0.03
Total	2,094	$848,721,352.40	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 89.58%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WMALT Mortgage Pass-Through Certificates
Series 2007-OA3 Group 1
Mortgage Loans
Preliminary Collateral Information As of 03/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$337,675,618		
TOTAL ORIGINAL BALANCE	$337,425,647		
NUMBER OF LOANS	1,177		
AVG CURRENT BALANCE	$286,895	$54,937	$723,447
AVG ORIGINAL BALANCE	$286,683	$55,000	$720,000
WAVG GROSS COUPON	8.41 %	6.88 %	9.95 %
WAVG GROSS MARGIN	3.46 %	1.90 %	5.75 %
WAVG MAX INT RATE	10.05 %	9.95 %	12.70 %
WAVG CURRENT LTV	75.00 %	18.71 %	97.36 %
WAVG FICO SCORE	699	0	820
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)	1 Month(s)
WAVG NEG AM LIMIT	114 %	110 %	115 %
WAVG PAYMENT CAP	7.50 %	7.50 %	7.50 %
WAVG RECAST	60 Month(s)	60 Month(s)	60 Month(s)
WAVG ORIGINAL TERM	394 Month(s)	360 Month(s)	480 Month(s)
WAVG REMAINING TERM	391 Month(s)	350 Month(s)	478 Month(s)
WAVG SEASONING	3 Month(s)	1 Month(s)	10 Month(s)
NZ WAVG PREPAY TERM	31 Month(s)	6 Month(s)	36 Month(s)
TOP STATE CONC	CA(58.02%),FL(7.46%),AZ(4.83%)		
MAXIMUM CA ZIPCODE	0.96%		
FIRST PAY DATE		June 1,2006	March 1,2007
RATE CHANGE DATE		April 1,2007	April 1,2007
MATURITY DATE		May 1,2036	January 1,2047

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Option ARM	1,177	$337,675,618.25	100.00%
Total	1,177	$337,675,618.25	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	1,177	$337,675,618.25	100.00%
Total	1,177	$337,675,618.25	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	21	$1,708,423.76	0.51%
100,001—200,000	227	37,271,829.85	11.04
200,001—300,000	383	96,971,850.20	28.72
300,001—400,000	445	155,901,980.96	46.17
400,001—500,000	79	33,397,325.76	9.89
500,001—600,000	17	9,255,304.85	2.74
600,001—700,000	4	2,445,456.32	0.72
700,001—800,000	1	723,446.55	0.21
Total	1,177	$337,675,618.25	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.751—7.000	2	$570,564.54	0.17%
7.001—7.250	5	1,602,406.61	0.47
7.251—7.500	19	5,520,088.97	1.63
7.501—7.750	66	17,504,138.00	5.18
7.751—8.000	124	35,518,008.37	10.52
8.001—8.250	153	42,309,618.70	12.53
8.251—8.500	417	118,990,020.71	35.24
8.501—8.750	298	87,627,031.45	25.95
8.751—9.000	38	11,197,755.06	3.32
9.001—9.250	12	3,397,640.17	1.01
9.251—9.500	25	7,620,498.80	2.26
9.501—9.750	8	2,617,965.20	0.78
9.751—10.000	10	3,199,881.67	0.95
Total	1,177	$337,675,618.25	100.00%



GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	2	$570,564.54	0.17%
2.001—2.250	2	689,992.50	0.20
2.251—2.500	16	4,734,685.88	1.40
2.501—2.750	50	13,344,815.21	3.95
2.751—3.000	100	28,201,011.76	8.35
3.001—3.250	158	43,455,631.91	12.87
3.251—3.500	342	99,036,877.44	29.33
3.501—3.750	361	104,930,274.43	31.07
3.751—4.000	88	24,990,622.16	7.40
4.001—4.250	11	3,293,246.35	0.98
4.251—4.500	25	7,467,164.38	2.21
4.501—4.750	11	3,494,942.37	1.03
4.751—5.000	6	1,980,425.49	0.59
5.001—5.250	2	438,035.62	0.13
5.251—5.500	2	828,343.40	0.25
5.501—5.750	1	218,984.81	0.06
Total	1,177	$337,675,618.25	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751—10.000	1,064	$302,920,835.83	89.71%
10.251—10.500	4	1,376,524.55	0.41
10.501—10.750	12	3,663,934.09	1.09
10.751—11.000	91	27,458,870.91	8.13
11.001—11.250	3	979,654.35	0.29
11.251—11.500	1	601,202.22	0.18
11.751—12.000	1	293,017.76	0.09
12.501—12.750	1	381,578.54	0.11
Total	1,177	$337,675,618.25	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	849	$242,257,214.67	71.74%
480	328	95,418,403.58	28.26
Total	1,177	$337,675,618.25	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	305	$92,751,402.02	27.47%
115	872	244,924,216.23	72.53
Total	1,177	$337,675,618.25	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	1	$331,886.93	0.10%
351—360	848	241,925,327.74	71.64
461—470	2	597,041.78	0.18
471—480	326	94,821,361.80	28.08
Total	1,177	$337,675,618.25	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—3	952	$275,253,240.22	81.51%
4—6	199	55,567,467.76	16.46
7—9	23	5,925,981.56	1.75
10—12	3	928,928.71	0.28
Total	1,177	$337,675,618.25	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$104,749.78	0.03%
21—25	5	1,027,329.77	0.30
26—30	5	1,190,081.06	0.35
31—35	3	478,965.68	0.14
36—40	10	2,661,514.94	0.79
41—45	10	2,267,531.03	0.67
46—50	16	3,871,891.59	1.15
51—55	31	9,183,579.03	2.72
56—60	34	8,368,688.60	2.48
61—65	44	11,818,234.75	3.50
66—70	91	25,813,205.80	7.64
71—75	157	46,003,114.53	13.62
76—80	426	123,540,058.74	36.59
81—85	282	85,547,964.49	25.33
86—90	23	5,927,162.93	1.76
91—95	33	8,705,531.54	2.58
96—100	6	1,166,013.99	0.35
Total	1,177	$337,675,618.25	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$405,820.38	0.12%
21—25	4	726,259.17	0.22
26—30	5	1,190,081.06	0.35
31—35	3	478,965.68	0.14
36—40	10	2,661,514.94	0.79
41—45	10	2,267,531.03	0.67
46—50	18	4,635,377.76	1.37
51—55	30	8,750,397.41	2.59
56—60	36	8,819,631.65	2.61
61—65	44	12,304,339.75	3.64
66—70	106	28,935,934.85	8.57
71—75	175	51,532,485.89	15.26
76—80	658	195,253,500.49	57.82
81—85	19	5,462,322.40	1.62
86—90	48	11,978,255.89	3.55
91—95	9	2,273,199.90	0.67
Total	1,177	$337,675,618.25	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 499	1	$86,599.39	0.03%
620—639	110	32,002,270.01	9.48
640—659	138	39,769,148.60	11.78
660—679	194	54,401,856.51	16.11
680—699	184	53,170,419.37	15.75
700—719	175	50,182,124.28	14.86
720—739	131	39,144,605.29	11.59
740—759	93	26,725,038.89	7.91
760—779	85	23,207,578.66	6.87
780—799	43	12,774,145.26	3.78
800 >=	23	6,211,831.99	1.84
Total	1,177	$337,675,618.25	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Doc	60	$13,168,989.36	3.90%
No Doc/NINA	30	7,894,667.10	2.34
No Ratio/NORA	48	14,126,393.61	4.18
Reduced Doc	1,039	302,485,568.18	89.58
Total	1,177	$337,675,618.25	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	156	$41,582,207.92	12.31%
Owner Occupied	974	285,429,232.09	84.53
Second Home	47	10,664,178.24	3.16
Total	1,177	$337,675,618.25	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Duplex	45	$17,567,003.01	5.20%
Fourplex	16	6,086,659.76	1.80
Hi Rise Condo	5	1,293,031.38	0.38
Low Rise Condo	112	29,551,097.29	8.75
PUD	204	56,055,650.69	16.60
Single Family Residence	775	219,546,152.41	65.02
Townhouse	2	289,386.89	0.09
Triplex	18	7,286,636.82	2.16
Total	1,177	$337,675,618.25	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	69	$17,039,631.64	5.05%
Refi—Cash Out	491	140,729,185.82	41.68
Refi—No Cash Out	617	179,906,800.79	53.28
Total	1,177	$337,675,618.25	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	60	$18,213,187.14	5.39%
6	4	1,152,448.60	0.34
12	222	65,605,496.36	19.43
24	18	5,315,173.19	1.57
30	4	690,780.59	0.20
36	869	246,698,532.37	73.06
Total	1,177	$337,675,618.25	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	71	$16,314,806.37	4.83%
CA	615	195,914,205.02	58.02
CO	10	2,126,581.34	0.63
CT	4	1,069,585.82	0.32
DC	1	303,275.55	0.09
DE	2	440,587.84	0.13
FL	109	25,205,567.30	7.46
GA	2	429,979.06	0.13
HI	23	9,584,954.97	2.84
IA	1	126,556.22	0.04
ID	8	1,658,830.68	0.49
IL	4	1,155,295.46	0.34
IN	2	649,958.92	0.19
KY	1	203,662.33	0.06
LA	1	144,468.28	0.04
MA	28	8,520,195.11	2.52
MD	34	9,612,907.60	2.85
MI	13	2,139,481.92	0.63
MN	2	292,117.03	0.09
MO	3	758,755.80	0.22
MT	2	449,844.66	0.13
NC	5	792,443.79	0.23
NJ	5	1,996,475.13	0.59
NM	4	554,633.46	0.16
NV	64	15,328,615.34	4.54
NY	36	13,395,357.09	3.97
OH	3	404,228.07	0.12
OR	23	4,981,188.85	1.48
PA	6	1,322,813.18	0.39
RI	3	842,586.84	0.25
SC	5	744,056.36	0.22
TX	19	3,352,784.36	0.99
UT	8	1,854,656.89	0.55
VA	24	6,253,655.57	1.85
VT	1	256,295.73	0.08
WA	33	8,072,239.42	2.39
WI	1	138,251.83	0.04
WY	1	283,719.06	0.08
Total	1,177	$337,675,618.25	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	57	$16,590,737.88	4.91%
15.00 or less	22	5,737,773.20	1.70
15.01—20.00	32	8,274,200.10	2.45
20.01—25.00	67	15,909,004.46	4.71
25.01—30.00	123	32,086,863.24	9.50
30.01—35.00	183	51,314,417.23	15.20
35.01—40.00	311	92,019,595.48	27.25
40.01—45.00	269	82,274,712.48	24.37
45.01—50.00	93	27,780,854.33	8.23
50.01—55.00	19	5,394,184.57	1.60
55.01—60.00	1	293,275.28	0.09
Total	1,177	$337,675,618.25	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.62%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	34	$9,990,789.09	2.96%
No Second Lien	755	204,902,363.43	60.68
70.01—75.00	3	1,050,814.71	0.31
75.01—80.00	9	3,077,187.18	0.91
80.01—85.00	27	8,816,738.71	2.61
85.01—90.00	301	93,721,647.02	27.75
90.01—95.00	41	13,699,303.70	4.06
95.01—100.00	7	2,416,774.41	0.72
Total	1,177	$337,675,618.25	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 89.60%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WMALT Mortgage Pass-Through Certificates
Series 2007-OA3 Group 2
Mortgage Loans
Preliminary Collateral Information As of 03/01/07

			Minimum		Maximum	
TOTAL CURRENT BALANCE	$511,045,734					
TOTAL ORIGINAL BALANCE	$510,540,812					
NUMBER OF LOANS	917					
AVG CURRENT BALANCE	$557,302		$59,877		$3,495,498	
AVG ORIGINAL BALANCE	$556,751		$60,000		$3,500,000	
WAVG GROSS COUPON	8.07	%	1.75	%	9.95	%
WAVG GROSS MARGIN	3.44	%	1.60	%	6.60	%
WAVG MAX INT RATE	10.11	%	9.50	%	13.08	%
WAVG CURRENT LTV	75.26	%	27.58	%	96.94	%
WAVG FICO SCORE	713		619		826	
WAVG MONTHS TO ROLL	1	Month(s)	1	Month(s)	1	Month(s)
WAVG NEG AM LIMIT	113	%	110	%	115	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	Month(s)	60	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	400	Month(s)	360	Month(s)	480	Month(s)
WAVG REMAINING TERM	397	Month(s)	348	Month(s)	478	Month(s)
WAVG SEASONING	3	Month(s)	1	Month(s)	12	Month(s)
NZ WAVG PREPAY TERM	28	Month(s)	6	Month(s)	60	Month(s)
TOP STATE CONC	CA(70.37%),FL(6.14%),AZ(3.26%)					
MAXIMUM CA ZIPCODE	0.94%					
FIRST PAY DATE			April 1,2006		March 1,2007	
RATE CHANGE DATE			April 1,2007		April 1,2007	
MATURITY DATE			March 1,2036		January 1,2047	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Option ARM	917	$511,045,734.15	100.00%
Total	917	$511,045,734.15	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
COFI	1	$358,758.56	0.07%
LIBOR	20	9,240,413.24	1.81
MTA	896	501,446,562.35	98.12
Total	917	$511,045,734.15	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	3	$202,603.84	0.04%
100,001—200,000	28	4,752,324.01	0.93
200,001—300,000	75	18,789,590.16	3.68
300,001—400,000	74	26,559,936.08	5.20
400,001—500,000	261	118,193,374.89	23.13
500,001—600,000	203	110,397,827.26	21.60
600,001—700,000	122	78,224,425.29	15.31
700,001—800,000	50	36,875,779.80	7.22
800,001—900,000	24	20,324,001.27	3.98
900,001—1,000,000	29	27,904,779.13	5.46
1,000,001—1,100,000	16	16,220,732.86	3.17
1,100,001—1,200,000	2	2,277,048.80	0.45
1,200,001—1,300,000	5	6,253,787.32	1.22
1,300,001—1,400,000	3	4,047,352.87	0.79
1,400,001—1,500,000	7	10,038,612.69	1.96
1,500,001—1,600,000	4	6,039,829.75	1.18
1,700,001—1,800,000	4	7,117,181.94	1.39
1,900,001—2,000,000	1	1,915,424.52	0.37
2,000,001—2,100,000	2	4,037,174.87	0.79
2,100,001—2,200,000	1	2,139,897.84	0.42
2,200,001—2,300,000	1	2,229,789.31	0.44
2,500,001 >=	2	6,504,259.65	1.27
Total	917	$511,045,734.15	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.501—1.750	42	$21,372,020.91	4.18%
1.751—2.000	3	2,421,598.28	0.47
2.001—2.250	2	727,580.31	0.14
2.251—2.500	1	63,880.45	0.01
3.001—3.250	1	216,643.31	0.04
6.751—7.000	2	1,221,620.51	0.24
7.001—7.250	6	4,323,090.74	0.85
7.251—7.500	21	9,496,634.19	1.86
7.501—7.750	67	36,708,321.52	7.18
7.751—8.000	92	59,293,007.09	11.60
8.001—8.250	135	78,301,139.95	15.32
8.251—8.500	224	120,621,489.93	23.60
8.501—8.750	225	123,845,939.92	24.23
8.751—9.000	49	25,803,352.20	5.05
9.001—9.250	17	8,823,407.31	1.73
9.251—9.500	21	12,796,513.81	2.50
9.501—9.750	1	485,805.95	0.10
9.751—10.000	8	4,523,687.77	0.89
Total	917	$511,045,734.15	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.501—1.750	1	$1,031,476.85	0.20%
1.751—2.000	2	1,080,598.39	0.21
2.001—2.250	3	1,686,988.64	0.33
2.251—2.500	22	10,601,083.36	2.07
2.501—2.750	44	27,066,770.90	5.30
2.751—3.000	83	49,929,207.85	9.77
3.001—3.250	138	82,460,166.66	16.14
3.251—3.500	186	94,198,536.94	18.43
3.501—3.750	276	152,623,273.39	29.86
3.751—4.000	106	57,740,277.02	11.30
4.001—4.250	23	13,282,412.44	2.60
4.251—4.500	24	14,219,951.20	2.78
4.501—4.750	1	601,302.74	0.12
4.751—5.000	3	1,751,386.92	0.34
5.251—5.500	3	1,733,625.24	0.34
5.501—5.750	1	515,978.20	0.10
6.501—6.750	1	522,697.41	0.10
Total	917	$511,045,734.15	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251—9.500	1	$574,732.11	0.11%
9.501—9.750	1	422,455.85	0.08
9.751—10.000	760	421,782,958.53	82.53
10.001—10.250	5	1,812,368.54	0.35
10.251—10.500	10	5,009,742.97	0.98
10.501—10.750	24	12,688,959.76	2.48
10.751—11.000	108	62,215,499.15	12.17
11.001—11.250	3	2,090,060.39	0.41
11.251—11.500	1	996,801.00	0.20
11.501—11.750	1	488,388.51	0.10
11.751—12.000	2	2,449,178.97	0.48
13.001—13.250	1	514,588.37	0.10
Total	917	$511,045,734.15	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	625	$339,972,274.41	66.52%
480	292	171,073,459.74	33.48
Total	917	$511,045,734.15	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	281	$162,329,539.90	31.76%
115	636	348,716,194.25	68.24
Total	917	$511,045,734.15	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341—350	2	$570,956.47	0.11%
351—360	623	339,401,317.94	66.41
471—480	292	171,073,459.74	33.48
Total	917	$511,045,734.15	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—3	748	$411,388,016.93	80.50%
4—6	154	93,965,085.13	18.39
7—9	13	5,121,675.62	1.00
10—12	2	570,956.47	0.11
Total	917	$511,045,734.15	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
26—30	1	$496,353.31	0.10%
31—35	2	833,030.35	0.16
36—40	4	6,421,489.09	1.26
41—45	3	1,181,755.60	0.23
46—50	7	4,729,820.99	0.93
51—55	11	4,721,924.00	0.92
56—60	21	14,748,808.43	2.89
61—65	27	21,405,895.71	4.19
66—70	53	39,305,314.70	7.69
71—75	134	86,489,985.46	16.92
76—80	361	191,073,531.13	37.39
81—85	253	124,604,051.18	24.38
86—90	2	818,738.88	0.16
91—95	20	8,010,880.90	1.57
96—100	18	6,204,154.42	1.21
Total	917	$511,045,734.15	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
26—30	1	$496,353.31	0.10%
31—35	2	833,030.35	0.16
36—40	4	6,421,489.09	1.26
41—45	3	1,181,755.60	0.23
46—50	7	4,729,820.99	0.93
51—55	11	4,721,924.00	0.92
56—60	22	16,978,597.74	3.32
61—65	29	22,139,064.61	4.33
66—70	69	48,930,077.38	9.57
71—75	153	99,876,636.86	19.54
76—80	572	287,899,402.33	56.34
81—85	4	1,803,807.69	0.35
86—90	21	8,432,998.52	1.65
91—95	19	6,600,775.68	1.29
Total	917	$511,045,734.15	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
600—619	1	$866,965.46	0.17%
620—639	31	16,315,701.60	3.19
640—659	61	29,464,656.43	5.77
660—679	149	85,820,233.38	16.79
680—699	152	83,239,823.09	16.29
700—719	130	75,248,469.14	14.72
720—739	117	66,016,914.98	12.92
740—759	106	58,868,987.32	11.52
760—779	90	53,698,706.51	10.51
780—799	61	32,115,643.54	6.28
800 >=	19	9,389,632.70	1.84
Total	917	$511,045,734.15	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Doc	34	$21,906,128.14	4.29%
No Doc/NINA	60	29,265,872.65	5.73
No Ratio/NORA	67	37,016,910.41	7.24
Reduced Doc	756	422,856,822.95	82.74
Total	917	$511,045,734.15	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	47	$23,879,313.03	4.67%
Owner Occupied	847	472,823,144.75	92.52
Second Home	23	14,343,276.37	2.81
Total	917	$511,045,734.15	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Duplex	24	$14,427,403.81	2.82%
Fourplex	4	2,408,207.16	0.47
Hi Rise Condo	3	1,780,591.14	0.35
Low Rise Condo	53	25,741,242.64	5.04
PUD	229	132,227,487.00	25.87
Single Family Residence	602	333,285,154.86	65.22
Triplex	2	1,175,647.54	0.23
Total	917	$511,045,734.15	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	242	$111,394,785.18	21.80%
Refi—Cash Out	330	196,033,813.83	38.36
Refi—No Cash Out	345	203,617,135.14	39.84
Total	917	$511,045,734.15	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	99	$62,961,192.69	12.32%
6	6	2,571,300.48	0.50
12	218	130,938,801.19	25.62
24	34	21,546,097.96	4.22
36	559	292,603,359.43	57.26
60	1	424,982.40	0.08
Total	917	$511,045,734.15	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	24	$16,638,030.41	3.26%
CA	650	359,630,016.85	70.37
CO	6	4,373,644.11	0.86
CT	8	9,352,384.49	1.83
DC	2	979,240.97	0.19
DE	1	518,760.80	0.10
FL	56	31,382,747.04	6.14
GA	1	224,822.81	0.04
HI	6	4,318,130.31	0.84
ID	2	2,632,265.08	0.52
IL	2	1,666,299.37	0.33
MA	6	2,160,605.08	0.42
MD	12	8,142,521.07	1.59
MI	4	1,833,782.04	0.36
MN	2	559,645.01	0.11
MO	10	2,968,631.87	0.58
MT	1	2,229,789.31	0.44
NC	2	842,497.77	0.16
NJ	3	1,022,532.98	0.20
NM	2	579,294.50	0.11
NV	22	10,259,227.41	2.01
NY	22	12,442,226.34	2.43
OH	14	4,508,561.79	0.88
OR	7	2,778,838.33	0.54
PA	4	2,577,540.63	0.50
SC	1	777,700.00	0.15
TX	5	2,781,336.41	0.54
UT	6	3,670,769.93	0.72
VA	11	5,586,982.63	1.09
WA	24	13,385,240.79	2.62
WI	1	221,668.02	0.04
Total	917	$511,045,734.15	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	86	$46,480,443.85	9.10%
15.00 or less	24	13,562,804.87	2.65
15.01—20.00	32	21,077,357.78	4.12
20.01—25.00	40	18,210,860.59	3.56
25.01—30.00	60	31,239,595.08	6.11
30.01—35.00	119	63,971,197.63	12.52
35.01—40.00	249	142,122,481.16	27.81
40.01—45.00	210	116,571,213.22	22.81
45.01—50.00	80	46,432,585.26	9.09
50.01—55.00	17	11,377,194.71	2.23
Total	917	$511,045,734.15	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.75%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	41	$22,014,615.15	4.31%
No Second Lien	473	264,888,534.39	51.83
60.00 or less	1	992,896.47	0.19
65.01—70.00	1	1,915,424.52	0.37
70.01—75.00	3	2,455,652.68	0.48
75.01—80.00	15	12,342,235.66	2.42
80.01—85.00	27	17,209,833.34	3.37
85.01—90.00	252	137,786,117.05	26.96
90.01—95.00	64	34,555,322.43	6.76
95.01—100.00	39	16,608,775.45	3.25
100.01 >=	1	276,327.01	0.05
Total	917	$511,045,734.15	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 89.57%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.